SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August, 2017
Commission File Number 1-14668

COMPANHIA PARANAENSE DE ENERGIA
(Exact name of registrant as specified in its charter)

Energy Company of Paraná
(Translation of Registrant's name into English)

Rua Coronel Dulcídio, 800
80420-170 Curitiba, Paraná
Federative Republic of Brazil
(5541) 3222-2027
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

2Q17 Results

Copel records EBITDA of R$ 707.2 million in the 2Q17

	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenues (R$ million)	3,173.2	3,297.0	3,807.9	(16.7)	6,470.2	6,890.6	(6.1)
Operating Income (R$ million)	260.9	667.0	1,496.2	(82.6)	927.9	1,687.6	(45.0)
Net Income (R$ million)	151.0	417.3	996.6	(84.9)	568.3	1,132.7	(49.8)
Earnings per share (R$)¹	0.51	1.50	3.63	(85.9)	2.01	4.12	(51.1)
EBITDA (R$ million)	707.2	1,006.1	1,655.5	(57.3)	1,713.3	2,192.9	(21.9)
Return on Shareholders' Equity (annualized)²	4.0%	11.9%	30.3%	(86.6)	7.9%	17.2%	(53.9)
Energy Supply (GWh)	6,210	6,514	6,753	(8.0)	12,724	13,649	(6.8)
Capex (R$ million)³	641.8	587.6	935.2	(31.4)	1,229.3	1,856.2	(33.8)
EBITDA Margin	22.3%	30.5%	43.5%	(48.7)	26.5%	31.8%	(16.8)
Operating Margin	8.2%	20.2%	39.3%	(79.1)	14.3%	24.5%	(41.4)
Net Margin	4.8%	12.7%	26.2%	(81.8)	8.8%	16.4%	(46.6)
¹ Consider the Net Income attributed to the shareholders of the parent company.
² Calculated according to the initial shareholders' equity for the year.
³ Includes contributions and advances for future investments and capital increases.
Values subject to rounding adjustments.

Average Rates (R$/MWh)	Jun-17	Mar-17	Dec-16	Sep-16	Jun-16
Power Purchase Average Rate - Copel Dis ¹	154.11	152.67	156.88	161.11	157.74
Retail Average Rate - Copel Dis²	379.77	384.19	380.27	379.04	433.87
Sales to Distributors Average Rate - Copel GeT³	208.36	205.10	187.18	185.79	176.93

Indicators	Jun-17	Mar-17	Dec-16	Sep-16	Jun-16
Equity (R$ Thousand)	15,492,895	15,567,737	15,155,446	15,609,198	15,683,988
Net debt (R$ Thousand)[4]	9,033,341	8,955,773	8,656,231	8,094,830	7,482,218
Book Value per Share (R$)	56.61	56.89	55.38	57.04	57.31
Net debt/ Shareholders' Net Equity[5]	61.1%	57.3%	58.3%	56.1%	48.9%
Current Liquidity	0.8	0.8	0.8	1.1	1.0
[1]Considers PIS/COFINS.
[2]Does not consider tariffflags. ICMS net.
[3]Included Guarantees and Endorsements. ICMS net.
[4]Included Guarantees and Endorsements and collaterals and escrow accounts.
[5]Considers gross debt without endorsements and guarantees.

CPLE3 | R$19.00 CPLE6 | R$24.53	ELP | US$ 7.34 XCOP | € 7.77	Market value | R$5.9 bi * Quotes 06.30.2017

LIST OF CONTENTS

1. Main Events in the Period	3
2. Financial Performance	7
2.1 Operating Revenues	7
2.2 Operating Costs and Expenses	8
2.3 Equity in the Earnings of Subsidiaries	11
2.4 EBITDA	11
2.5 Financial Result	12
2.6 Consolidated Net Income	12
2.7 Consolidated Income Statement	13
3. Main Account and Changes Balance Sheet	14
3.1 Main Accounts	14
3.2 Balance Sheet – Assets	16
3.3 Debt	17
3.4 Balance Sheet – Liabilities	20
4. Performance of the Main Companies	21
4.1 Copel Geração e Transmissão	21
4.2 Copel Distribuição	22
4.3 Copel Telecomunicações	23
4.5 Accounting Information	24
5. Investment Program	25
6. Power Market and Tariffs	25
6.1 Captive Market – Copel Distribuição	25
6.2 Grid Market (TUSD)	26
6.3 Electricity Sales	26
6.4 Total Energy Sold	27
6.5 Energy Flow	28
6.6 Tariffs	30
7. Capital Market	32
7.1 Capital Stock	32
7.2 Stock Performance	33
7.3 Dividends and Interest on Own Capital	34
8. Operating Performance	35
8.1 Power Generation	35
8.2 Transmission	41
8.3 Distribution	42
8.4 Telecommunications	44
8.5 Equity Interests	45
8.6 New Projects	46
9. Other Information	47
9.1 Human Resources	47
9.2 Main Operational Indicators	48
9.3 Conference Call 1Q17 Results	49
Exhibit I – Consolidated Cash Flow Statement	50
Exhibit II – Financial Statements – Wholly Owned Subsidiaries	51
Exhibit III – Financial Statements by Company	54

2

* Amounts subject to rounding.

1. Main Events in the Period

Copel recorded recorring EBITDA of R$707.2 million in 2Q17, an increase of 46.0% over the recurring EBITDA of R$484.3 million in 2Q16, mainly due to the result of the 4th Tariff Review Cycle of Copel Distribuição, the lower balance with provisions and reversals, especially in allowance for doubtful accounts, and the higher average PLD in the period, partially offset by the recognition of R$31.2 million in impairment and R$67.0 million in additional costs with construction related to the transmission lines. More details in the item 2.

Provisões e Reversões

In 2Q17, the Company recorded R$ 98.5 million in provisions and reversals, (i) R$31.2 million refers to the impairment of assets of the Bento Miguel Wind Complex, (ii) R$29.0 million to net provisions for labor lawsuits, (iii) R$25.7 million to allowance for doubtful accounts (PECLD).

In the same period of 2016, the Company recorded a reversal of R$211.4 million, mainly related to the final and unappealable decision issued in favor of Copel Holding Company with regard to the lawsuit that required the Company to pay Cofins and respective interest and fine due to the termination of the ruling court that had exempted the Company from paying Cofins, and constitutes a provision of R$147.2 million, of which R$60.9 million was related to doubtful accounts.

Reduction in the recoverable value of assets of the generation segment – Impairment

In the second quarter of 2017, a complement was added to the estimate in order to reduce the recoverable value of the wind power assets of the Bento Miguel Wind Complex, whose impact on the result was R$31.2 million. The calculation of the value took into account the assumptions used in the impairment tests carried out in 4Q16, with the most relevant being: updating the discount rate and increasing the projects’ CAPEX.

Tariff Adjustment of Copel Distribuição

Through Resolution No. 2,255 of June 20, 2017, ANEEL approved the tariff adjustment of Copel Distribuição, with an average effect of 5.85% to be noticed by consumers, according to the following table:

Item	Adjustment (%)
Inclusion of financial components	-0.73
Adjustment of Portion B	1.07
Adjustment of Portion A	2.78
Removal of financial components from the previous tariff process	2.73
Average effect	5.85

3

ubject to rounding.

This adjustment was fully applied to Copel Distribuição's tariffs as of June 24, 2017. In addition, on June 13, 2017, Aneel rectified the amounts of the Net Remuneration Base by R$30.0 million (from R$4,920.4 million to R$4,950.4 million), and the depreciation amount by R$1.2 million (from R$337.5 million to R$338.7 million). This reconsideration is due to the understanding that the commercial fines imposed on suppliers, due to delays and contractual noncompliance, are not part of the acquisition cost and, therefore, cannot be considered as a benefit for the purchase, since these fines are intended to compensate for possible losses.

Annual Permitted Revenue -  2017/2018 APR

On June 27, Aneel approved the Annual Permitted Revenue (APR) of the transmission assets of Copel Geração e Transmissão for the 2017/2018 cycle, totaling R$752.5 million, of which R$263.2 million corresponds to RBSE indemnification of agreement 060/2001.

In addition, the concession agreements belonging to the SPCs Transmissora Sul Brasileira, Caiuá, Marumbi, Integração Maranhense, Matrinchã and Guaraciaba underwent their first periodic tariff review.

More details in item 8.2.

Service Provision Revenue (RAG) for 2017/2018

Through Resolution No. 2,265 of July 4, 2017, Aneel has defined the Service Provision Revenues of the hydroelectric power plants under the quota regime, pursuant to Law No. 12,783. As a result, Copel GeT will receive a RAG, related to HPP Gov. Pedro V. Parigot de Souza (GPS), of R$114.1 million. It is worth noting that 30% of the assured power of HPP GPS has been available for sale by Copel GeT since January 1, 2017.

Copel Distribuição - MCSD

In July 2017, the Brazilian Energy Trading Chamber (CCEE) announced the result of the processing of the Compensation Mechanism of Surplus and Deficit (MCSD) of New Energy for 2017. Copel Dis participated in the reduction offer for the Energy Commercialization Agreements in the Regulated Environment (CCEARs), obtaining a reduction in the agreements by 332.3 average-MW for the period between July and December 2017.

Budget Supplementation

The Company's Board of Directors approved, at its 167th Ordinary Meeting held on June 13, 2017, the budget supplementation for the investment program scheduled for 2017, subject to the proposed funding plan and the effective inflow of financial resources. The goal of this supplementation is to comply with regulatory demands and contractual terms, in order to preserve the flow of resources provided for such ventures. With this supplementation, Capex foreseen for 2017 will be R$ 2,877.5 million. More details in item 5.

4

ubject to rounding.

HPP Colíder – Construction Work Progress

The project is in the final construction stage, around 93% of the construction works are concluded, including: the dam, the spillway, the water intake and the powerhouse. The manufacturing of equipment and the Plant’s electromechanical assemblies are in progress; the first generation unit is in its final assembly stage.

Due to the delay of suppliers in meeting the equipment delivery, electromechanical assembly service and plant-related transmission line construction schedule, the project schedule was impacted and the operation’s start-up was reviewed. Accordingly, the first generation unit’s start-up is scheduled for April 2018, while the third and last generation unit’s start-up is scheduled for August 2018.

Operational start-up – Voltália São Miguel do Gostoso I Wind Complex

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex (Copel 49.0% and Voltália 51%), located in Rio Grande do Norte, were connected to the National Interconnected System (SIN). With 108 MW of installed capacity and assured power of 57.1 average-MW, the Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011. See more details in Item 8.

Operational start-up – TL Assis - Londrina

In August 2017, the Assis - Londrina transmission line (500 kV), an enterprise owned by Copel GeT, was put into operation. The circuit, which passes through seven municipalities in the state of Paraná and two municipalities in São Paulo, is 120 km long and will allow for greater energy interchange between the South and Southeast / Midwest regions, contributing to the safety and operational reliability of the national electricity system. The group adds R$18.9 million to COPEL GeT APR. More details in Item 8.2.

Issue of R$1.0 billion in debentures – Copel Holding

On June 28, 2017, Copel Holding carried out its 6th issue of simple, unsecured debentures, not convertible into shares, in a single series, for public distribution with restricted placement efforts, pursuant to CVM Instruction 476, in the total amount of R$520 million. 52,000 debentures were issued, with par value per unit of R$10,000, term to maturity of two years and amortization in a single installment on the maturity date. The debentures will be paid with interest corresponding to the 117.00% variation of the average daily one-day Interbank Deposit rate (DI). The funds raised will be allocated to the Issuer's working capital and investments.

Issue of R$220.0 million in infrastructure debentures – Copel Telecom

On August 08, 2017, Copel Telecomunicações carried out its 2nd issue of simple, unsecured debentures, not convertible into shares, in a single series, for public distribution with restricted placement efforts, pursuant to CVM Instruction No. 476/2009, in the total amount of R$220 million allocated to infrastructure projects, based on Law No. 12,431/2011. 220 thousand debentures were issued, with par value per unit of R$1.0 thousand, term to maturity of five years as of the issue date and full amortization in a single installment on the maturity date. The debentures will be remunerated by the IPCA + 5.4%. The funds raised will be allocated to the Issuer’s investments, pursuant to the above-mentioned Law.

5

ubject to rounding.

Copel Distribuição is elected the best distribution company in Brazil

Copel Distribuição was elected Brazil’s best electricity distribution company in the customer's opinion by the Abradee Award. The award, promoted by the Brazilian Association of Electricity Distribution Companies (Abradee), was announced on June 28, 2017. This is the sixth time in the last seven years that the Company has won first place (2011, 2012, 2014, 2015, 2016 and 2017), being the fourth consecutive year.

Copel competed with electricity distribution companies from across the country and had the highest score in the Perceived Quality Satisfaction Index (ISQP), whose calculation is based on a survey with one hundred questions answered by over 2,000 consumers from all over the state of Paraná. The survey evaluates the company under five aspects: electricity supply, electricity bill, customer service, company image and customer communications. Copel was also awarded in the Social Responsibility category.

New Business Development Officer of the Company

Mr. Harry Françóia Júnior is the Company's new Business Development Officer. He has a Law degree from PUC-PR, a degree in Contemporary Law from Levin College of Law (University of Florida), and a post-graduate diploma in Administrative Law from Universidade Federal de Santa Catarina and in Civil Procedure Law from the Brazilian Institute of Legal Studies (IBEJ). Throughout his career, Mr. Françóia Júnior has worked as the Managing Director and General Secretary of the Presidency of the Legislative Assembly of Paraná, the Vice President of the OAB/PR Lawyers Association Commission, the Vice President of Political and Legal Affairs of the Federation of Commercial and Industrial Associations of Paraná (Faciap), a Member of the OAB/PR Commissions on Environmental Law and Consumer Protection Law, and a Lawyer in the Business Law area with emphasis on Corporate and Tax Law at Harry Françóia - Advogados Associados. Recently, he occupied the position of Chief Assistant Officer at Copel Comercialização.

New CFO of Copel Telecom

Mr. Rafael Moura de Oliveira is Copel Telecom’s new CFO. He has a Law degree from Universidade do Vale do Itajaí (Univali), a post-graduate diploma in International Agreements Practices from Pontifícia Universidade Católica do Paraná (PUC-PR), and a Master's degree in Law and Public and Private Organizations from Universidade do Vale do Itajaí. Throughout his career, Mr. Oliveira has worked as a liquidator at Banco de Desenvolvimento do Paraná (Badep), a General Counsel at Companhia de Tecnologia da Informação e Comunicação do Paraná (Celepar), a Legal Advisor for the Curitiba Institute of Informatics (ICI), an Administrative and Financial Manager at Artefamol Indústria e Comércio de Artefatos e Móveis Ltda, and a Lawyer in the Business Law area, working in the area of development and analysis of commercial and technology agreements at Losso, Malina Losso Advogados Associados.

6

ubject to rounding.

2. Financial Performance

The following analyzes refer to the second quarter of 2017 and to the first half of the year compared to the same period of 2016.

2.1 Operating Revenues

In the second quarter of 2017, net operating revenue totaled R$3,173.2 million, a decrease of 16.7%, mainly explained by the 53.5% reduction in the “use of the main distribution and transmission grid” line, arising from the recognition, in 2Q16, of the nonrecurring revenue of R$977.8 million related to the remeasurement of RBSE.

When comparing recurring revenues only, Copel posted a 12.1% increase in net operating revenue in 2Q17, mainly due to (a) the 23.0% increase in “electricity sales to distributors”, as a result of higher revenues in the CCEE, in turn due to a higher average PLD in the period (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16) and the higher volume of energy sold in the short-term market by Copel Distribuição; and (b) the positive result of R$67.8 million in sector financial assets and liabilities, due to the increase in hydrological risk (GSF) and the return of charges related to Angra 3, compared to the negative result of R$795.1 million in 2Q16. The following variations are also worth mentioning:

(i) the 26.3% drop in “electricity sales to final customers”, due to the 17.3% decline in the captive market of Copel Distribuição and the 12.9% average reduction applied to the tariffs as of June 24, 2016.

(ii) the 22.3% increase in “revenues from telecommunications”, due to the expansion of services to new customers;

(iii) the 4.5% increase in “other operating revenues”, mainly due to lease and rental revenues and operational and maintenance services; and

(iv) the 1.7% drop in “distribution of piped gas”, due to the decline in natural gas consumption, mainly in the industrial sector, which was partially offset by the adjustment in gas prices.

7

ubject to rounding.

							R$ '000
Income Statement	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity sales to final customers	1,091,723	1,133,537	1,480,362	(26.3)	2,225,260	3,059,676	(27.3)
Electricity sales to distributors	773,830	724,199	628,945	23.0	1,498,029	1,310,951	14.3
Use of the main distribution and transmission grid	832,386	1,135,544	1,791,328	(53.5)	1,967,930	2,645,545	(25.6)
Construction revenue	175,410	219,406	301,292	(41.8)	394,816	572,445	(31.0)
Fair value of assets from the indemnity for the concession	(884)	6,329	113,369	-	5,445	122,395	(95.6)
Revenues from telecommunications	75,225	69,912	61,493	22.3	145,137	123,990	17.1
Distribution of piped gas	124,877	117,627	126,976	(1.7)	242,504	250,168	(3.1)
Result of sectorial financial assets and liabilities	67,793	(147,977)	(727,285)	-	(80,184)	(1,254,487)	(93.6)
Other operating revenues	32,869	38,434	31,445	4.5	71,303	59,906	19.0
Net Operating Revenue	3,173,229	3,297,011	3,807,925	(16.7)	6,470,240	6,890,589	(6.1)

In the first six months of 2017, Copel’s net operating revenue fell by 6.1%, mainly due the non-recurring revenue of R$977.8 million related to the remeasurement of RBSE. Considering recurring items only, the Company ended the semester with a 6.3% increase in net operating revenue.

2.2 Operating Costs and Expenses

In 2Q17, operating costs and expenses increased by 13.3%, totaling R$2,699.4 million. This result was mainly due to (a) the 27.0% increase in costs with "electricity purchased for resale”, as a result of the higher hydrological risk (GSF of 82.9% in 2Q17 vs. 89.2% in 2Q16) and the higher average PLD in the period (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16);  (b) the R$98.5 million in the “provisions and reversals” line in 2Q17, of which: (i) R$31.2 million refers to the impairment of assets of the Bento Miguel Wind Complex, (ii) R$29.0 million to net provisions for labor lawsuits, (iii) R$25.7 million to allowance for doubtful accounts (PECLD), versus a net reversal of R$64.0 million in 2Q16, mainly due to the reversal of R$ 193.4 million related to the process that required the collection of Cofins.

							R$'000
Electricity Purchased for Resale	2Q17	1Q17	1Q16	Var.%	1H17	1H16	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
CCEAR (Auction)	703,505	720,883	728,066	(3.4)	1,424,388	1,540,536	(7.5)
Itaipu Binacional	290,441	264,595	276,950	4.9	555,036	578,534	(4.1)
CCEE	356,554	125,846	87,890	305.7	482,400	220,953	118.3
Proinfa	54,486	54,338	60,628	(10.1)	108,824	121,201	(10.2)
Bilateral	10,573	9,148	4,213	151.0	19,721	8,430	133.9
(-) PIS/Pasep and Cofins	(77,089)	(98,301)	(103,974)	(25.9)	(175,390)	(216,010)	(18.8)
TOTAL	1,338,470	1,076,509	1,053,773	27.0	2,414,979	2,253,644	7.2

Also noteworthy are the following variations:

(i) the 11.8% increase in the “personnel and management” line, chiefly due to the wage increase as of October 2016 and the R$12.0 million in provision for the voluntary termination and retirement of 59 employees to the Voluntary Redundancy Program (PDI);

(ii) an additional cost in the amount of R$67.0 million in the construction cost line, mainly reflecting the increase in the Capex of the Araraquara-Taubaté transmission line.

8

ubject to rounding.

(iii) the 34.2% reduction in “charges of the main distribution and transmission grid”, mainly due to the decision of the CCEE to pass on to the market the surplus of resources accumulated in the CONER account - given the prospect of the increase of the PLD throughout 2017 - and the lower costs with reserve energy charges (ERR);

							R$000
Charges of the main distribution and transmission grid	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
System usage charges	148,490	141,237	152,480	(2.6)	289,727	303,209	2.1
Itaipu transportation charges	24,955	24,598	18,037	38.4	49,553	41,768	(1.7)
Charge reserve energy - EER	-	-	39,459	-	-	57,145	111.0
System Service Charges - ESS	(18,293)	20,907	25,488	-	2,614	118,905	(31.1)
(-) PIS / Pasep and Cofins taxes on charges for use of power grid	(14,973)	(17,731)	(22,469)	(33.4)	(32,704)	(43,351)	23.2
TOTAL	140,179	169,011	212,995	(34.2)	309,190	477,676	(5.8)

(iv) the 36.2% drop in “other operating costs and expenses”, mainly due to: (a) the R$21.1 million reduction in costs related to financial compensation for the use of water resources, reflecting the lower generation of hydraulic energy in the period (3,665 GWh in 2Q17 vs. 5,910 GWh in 2Q16); (b) the recovery of R$19.5 million in costs and expenses related to administrative costs, invoices and taxes; and (c) a gain of R$15.4 million related to dividends and interest on own capital from Sanepar, reflecting the change in the valuation method of Copel’s investment in Sanepar; these effects were partially offset by the cost of R$28.2 million related to the state tax on the control and inspection of the use of water resources, pursuant to State Law No. 18,878/2016, which started to be charged as of January 1, 2017.

(v) the 2.8% increase in costs with “natural gas and supplies for the gas business", due to the prices of the oil basket, which determines the gas acquisition price, partially offset by the lower volume of gas acquired in the period;

(vi) the 4.7% decline in "third-party services", due to lower expenses with electricity system maintenance and authorized and accredited agents;

(vii) the 7.2% decline in costs with “pension and healthcare plans”, due to the lower amount invested in the “post-employment plan”, caused by the review of the assumptions that support the actuarial calculation.

9

ubject to rounding.

							R$ '000
Operating Costs and Expenses	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Electricity purchased for resale	1,338,470	1,076,509	1,053,773	27.0	2,414,979	2,253,644	7.2
Charge of the main distribution and transmission grid	140,179	169,011	212,995	(34.2)	309,190	477,676	(35.3)
Personnel and management	319,142	306,098	285,372	11.8	625,240	560,503	11.5
Pension and healthcare plans	58,016	59,138	62,520	(7.2)	117,154	126,028	(7.0)
Materials and supplies	19,588	19,371	20,329	(3.6)	38,959	43,644	(10.7)
Materials and supplies for power eletricity	8,427	5,061	7,718	9.2	13,488	18,212	(25.9)
Natural gas and supplies for the gas business	87,496	82,339	85,114	2.8	169,835	199,765	(15.0)
Third-party services	129,676	120,910	136,067	(4.7)	250,586	266,357	(5.9)
Depreciation and amortization	184,116	183,078	173,711	6.0	367,194	352,747	4.1
Provisions and reversals	98,526	98,699	(64,245)	-	197,225	56,816	247.1
Construction cost	242,370	274,729	294,639	(17.7)	517,099	553,504	(6.6)
Other cost and expenses	73,378	112,778	114,942	(36.2)	186,156	246,262	(24.4)
TOTAL	2,699,384	2,507,721	2,382,935	13.3	5,207,105	5,155,158	1.0

In the first half of 2017, operating costs and expenses totaled R$5,207.1 million (1% up). This result was mostly impacted by (a) the 7.2% increase in electricity purchased for resale, caused by the higher PLD; (b) the provision of R$197.2 million, versus R$56.8 million in 1H16; and (c) the 11.5% increase in “personnel and management”, mainly due to the wage increase as of October 2016 and the R$19.2 million in provision for the voluntary termination and retirement of 103 employees to the PDI. These events were partially offset by the 35.3% reduction in "charges of the main distribution and transmission grid", mainly reflecting the lower thermal dispatch outside the merit order.

10

ubject to rounding.

2.3 Equity in the Earnings of Subsidiaries

Equity in the earnings of investees reflects gains and losses from investments in Copel’s investees and is presented in the table below.

							'000
Company	2Q17	1Q17	2Q16	Var. %	1H17	1H16	Var. %
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Joint Ventures	45,093	28,839	35,129	28.4	73,932	66,737	10.8
Dominó Holdings S.A.	85	(629)	11,354	(99.3)	(544)	20,046	-
Voltalia São Miguel do Gostoso I Participações S.A.	347	360	2,218	(84.4)	707	2,797	(74.7)
Paraná Gás Exploração e Produção S.A.	(3)	(19)	(5)	(40.0)	(22)	(26)	(15.4)
Costa Oeste Transmissora de Energia S.A.	894	1,081	1,822	(50.9)	1,975	3,735	(47.1)
Marumbi Transmissora de Energia S.A.	2,205	2,686	1,870	17.9	4,891	6,502	(24.8)
Transmissora Sul Brasileira de Energia S.A.	813	688	485	67.6	1,501	375	300.3
Caiuá Transmissora de Energi a S.A.	(83)	1,507	1,028	-	1,424	1,649	(13.6)
Integração Maranhense Transmissora de Energi a S.A.	(669)	3,200	2,192	-	2,531	2,483	1.9
Matrinchã Transmissora de Energia (TP NORTE) S.A.	22,583	5,922	11,876	90.2	28,505	22,292	27.9
Guaraciaba Transmissora de Energia (TP SUL) S.A.	8,289	8,320	161	5,048.4	16,609	3,096	436.5
Paranaíba Transmissora de Energia S.A.	3,712	3,977	2,843	30.6	7,689	5,562	38.2
Mata de Santa Genebra Transmissão S.A.	6,726	3,065	(707)	-	9,791	(3,241)	-
Cantareira Transmissora de Energia S.A.	194	(1,319)	(8)	-	(1,125)	1,467	-
Associates	4,192	4,874	21,403	(80.4)	9,066	37,689	(75.9)
Cia. de Saneamento do Paraná - Sanepar¹	-	-	16,567	-	-	27,678	-
Dona Francisca Energética S.A.	2,107	2,168	2,014	4.6	4,275	4,670	(8.5)
Foz do Chopim Energética Ltda.	2,081	2,683	3,105	(33.0)	4,764	5,904	(19.3)
Others²	4	23	-	-	27	(563)
TOTAL	49,285	33,713	56,532	(12.8)	82,998	104,426	-20.5

¹ Due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings, the Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was automatically terminated. As a result, Copel no longer classifies its investment in Sanepar as an affiliate, but as a financial asset available for sale. Accordingly, it stopped being recorded under the equity method and is now recorded at fair value.

² Includes Carbocampel S.A., Copel Amec S/C Ltda, Escoelectric Ltda e Dois Saltos Ltda.

2.4 EBITDA

In 2Q17, earnings before interest, taxes, depreciation and amortization reached R$707.2 million, 57.3% less than the R$1,655.5 million reported in 2Q16, mainly reflecting the recognition, in 2Q16, of the nonrecurring revenue of R$977.8 million related to the remeasurement of RBSE.

Excluding non-recurring effects, adjusted EBITDA would be 46.0% higher than in the same period of the previous year, basically explained by the result of the 4th Tariff Review Cycle of Copel Distribuição and by the highest LDP in the period. The following table presents the items considered in the adjusted EBITDA calculation.

						R$ million
Adjusted EBITDA	2Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	707.2	1,655.5	(57.3)	1,713.3	2,192.9	(21.9)
(+/-) Remeasurement of financial assets RBSE	-	(977.8)	-	(183.0)	(977.8)	(81.3)
(-) Reversal Provisions for Legal Claims - Cofi ns	-	(193.4)	-	-	(193.4)	-
Adjusted EBITDA	707.2	484.3	46.0	1,530.3	1,021.7	49.8

11

ubject to rounding.

2.5 Financial Result

In 2Q17, financial revenues totaled R$135.2 million, down 59.4% from the R$332.9 million in 2Q16, mainly related to the lower income from financial investments, as a result of the drop in the Selic rate (average of 10.9% p.a. in 2Q17 vs. 14.15% p.a. in 2Q16), the lower income and monetary variation on CRC transferred, due to the lower IGP-DI in the period (negative by 2.71% in 2Q17 vs. positive by 3.12% in 2Q16), and the lower balance related to late fees on electricity bills.

Financial expenses totaled R$397.5 million, 24.8% higher than 2Q16, reflecting the greater monetary variation on CRC onlendings, the higher exchange variation about purchase Itaipu electric power and the increase in the line of other financial expenses.

The following table shows these changes and the financial result.

							R$'000
	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Financial Revenues	135,229	163,587	332,851	(59.4)	298,816	537,794	(44.4)
Income and monetary variation on CRC transfer	24,360	32,197	63,019	(61.3)	56,557	120,487	(53.1)
Income from investments held for trading	13,060	35,051	47,996	(72.8)	48,111	89,941	(46.5)
Late fees on electricity bills	43,252	48,062	57,969	(25.4)	91,314	116,573	(21.7)
Income from financial investments available for sale	8,009	3,160	3,553	125.4	11,169	6,652	67.9
Monetary restatement and adjustment to present value of accounts payable related to concession	14,001	-	237	-	14,001	1,078	-
Income from sectorial assets and liabilities	9,507	11,509	10,830	(12.2)	21,016	27,733	(24.2)
Exchange variation About Purchase Itaipu Electric Power	-	8,748	13,285	-	8,748	30,590	(71.4)
Other financial revenues	23,040	24,860	135,962	(83.1)	47,900	144,740	(66.9)
Financial Expenses	(397,470)	(319,608)	(318,472)	24.8	(717,078)	(690,302)	3.9
Monetary variation, foreign exchange and debt service charges	(254,922)	(272,086)	(257,534)	(1.0)	(527,008)	(497,207)	6.0
Monetary variation and adjustment to present value of accounts payable related to concession	(14,522)	(18,361)	(21,916)	(33.7)	(32,883)	(57,651)	(43.0)
Exchange variation About Purchase Itaipu Electric Power	(8,348)	-	(46)	-	(8,348)	(10,579)	(21.1)
Income from sectorial assets and liabilities	(6,882)	-	(18,700)	(63.2)	(6,882)	(20,348)	(66.2)
Interest on R&D and PEE	(8,924)	(10,592)	(10,372)	(14.0)	(19,516)	(19,974)	(2.3)
Accounts receivable tied to the concession fair value's update	(41,052)	(5,779)	-	-	(46,831)	-	-
Other financial expenses	(62,820)	(12,790)	(9,904)	534.3	(75,610)	(84,543)	(10.6)
Financial income (expenses)	(262,241)	(156,021)	14,379	-	(418,262)	(152,508)	174.3

2.6 Consolidated Net Income

In 2Q17, Copel recorded net income of R$151.0 million, 84.9% lower than the R$996.6 million registered in the same period of 2016. This decrease is largely explained by nonrecurring factors in 2Q16 (recognition of the remeasurement of RBSE cash flow and reversal of provisions).

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ubject to rounding.

2.7 Consolidated Income Statement

							R$'000
Income Statement	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	3,173,229	3,297,011	3,807,925	(16.7)	6,470,240	6,890,589	(6.1)
Electricity sales to final customers	1,091,723	1,133,537	1,480,362	(26.3)	2,2255,260	3,059,676	(27.3)
Electricity sales to distributors	773,830	724,199	628,945	23.0	1,4988,029	1,310,951	14.3
Use of the main distribution and transmission grid	832,386	1,135,544	1,791,328	(53.5)	1,9677,930	2,645,545	(25.6)
Construction revenue	175,410	219,406	301,292	(41.8)	394,816	572,445	(31.0)
Fair value of a ssets from the indemnity for the concession	(884)	6,329	113,369	-	5,445	122,395	(95.6)
Revenues from telecommunications	75,225	69,912	61,493	22.3	145,137	123,990	17.1
Distribution of piped gas	124,877	117,627	126,976	(1.7)	242,504	250,168	(3.1)
Result of Sectorial financial assets and liabilities	67,793	(147,977)	(727,285)	-	(80,184)	(1,254,487)	(93.6)
Other operating revenues	32,869	38,434	31,445	4.5	71,303	59,906	19.0
OPERATING COSTS AND EXPENSES	(2,699,384)	(2,507,721)	(2,382,935)	13.3	(5,207,105)	(5,155,158)	1.0
Electricity purchased for resale	(1,338,470)	(1,076,509)	(1,053,773)	27.0	(2,4144,979)	(2,253,644)	7.2
Charge of the main distribution and transmission grid	(140,179)	(169,011)	(212,995)	(34.2)	(309,190)	(477,676)	(35.3)
Personnel and management	(319,142)	(306,098)	(285,372)	11.8	(625,240)	(560,503)	11.5
Pension and healthcare plans	(58,016)	(59,138)	(62,520)	(7.2)	(117,154)	(126,028)	(7.0)
Materials and supplies	(19,588)	(19,371)	(20,329)	(3.6)	(38,959)	(43,644)	(10.7)
Materials and supplies for power eletricity	(8,427)	(5,061)	(7,718)	9.2	(13,488)	(18,212)	(25.9)
Natural gas a nd supplies for the gas business	(87,496)	(82,339)	(85,114)	2.8	(169,835)	(199,765)	(15.0)
Third-party services	(129,676)	(120,910)	(136,067)	(4.7)	(250,586)	(266,357)	(5.9)
Depreciation and amortization	(184,116)	(183,078)	(173,711)	6.0	(367,194)	(352,747)	4.1
Provisions and reversals	(98,526)	(98,699)	64,245	-	(197,225)	(56,816)	247.1
Construction cost	(242,370)	(274,729)	(294,639)	(17.7)	(517,099)	(553,504)	(6.6)
Other cost and expenses	(73,378)	(112,778)	(114,942)	(36.2)	(186,156)	(246,262)	(24.4)
EQUITY IN EARNINGS OF SUBSIDIARIES	49,285	33,713	56,815	(13.3)	82,998	104,709	(20.7)
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	523,130	823,003	1,481,805	(64.7)	1,346,133	1,840,140	(26.8)
FINANCIAL RESULTS	(262,241)	(156,021)	14,379	-	(418,262)	(152,508)	174.3
Financial income	135,229	163,587	332,851	(59.4)	298,816	537,794	(44.4)
Financial expenses	(397,470)	(319,608)	(318,472)	24.8	(717,078)	(690,302)	3.9
OPERATIONAL EXPENSES/ INCOME	260,889	666,982	1,496,184	(82.6)	927,871	1,687,632	(45.0)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(109,908)	(249,712)	(499,606)	(78.0)	(359,620)	(554,965)	(35.2)
Income tax and social contribution on profi t	(133,002)	(193,112)	(225,977)	(41.1)	(326,114)	(579,128)	(43.7)
Deferred income tax and social contribution on profit	23,094	(56,600)	(273,629)	-	(33,506)	24,163	-
NET INCOME (LOSS)	150,981	417,270	996,578	(84.9)	568,251	1,132,667	(49.8)
Attributed to controlling shareholders	140,040	410,342	992,959	(85.9)	550,382	1,126,465	(51.1)
Attributed to non-controlling interest	10,941	6,928	3,619	202.3	17,869	6,202	188.1
EBITDA	707,246	1,006,081	1,655,516	(57.3)	1,713,327	2,192,887	(21.9)

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ubject to rounding.

3. Main Account and Changes Balance Sheet

The main accounts and changes in the Balance Sheet in relation to December 2016 are described below. Additional information can be found in the Notes to our Quarterly Financial Information.

3.1 Main Accounts

Cash, Cash Equivalents and Bonds and Securities

On June 30, 2017, the cash and cash equivalents, bonds and securities of Copel’s wholly owned subsidiaries and controlled companies totaled R$1,853.3 million, 25.3% higher than the R$1,479.6 million recorded on December 2016. These funds were invested, mostly in Bank Deposit Certificates (CDBs) and repo transactions. The investments earned an average yield of the period variation in the Interbank Deposit Certificate (CDI) rate.

CRC Transferred to the State of Paraná

Through the fourth addendum signed on January 21, 2005, the Company renegotiated the CRC balance on December 31, 2004 with the State of Paraná at R$1,197.4 million, in 244 monthly installments recalculated by the price amortization system, restated by the IGP-DI inflation index plus annual interest of 6.65%. The first installment was due on January 30, 2005, with subsequent and consecutive maturities until April 2025.

In accordance with the request by the State of Paraná, approved by the Company's Board of Directors subject to the consent of the Department of the Treasury, the Novation of the CRC Adjustment Agreement is underway, which grants, in the period from April to December 2016, a total grace period for payments and, from January to December 2017, only of the main amount, without any real loss of the total amount of the agreement, maintaining its net present value. The other clauses in the agreement will remain unchanged.

As of January 2017, the State of Paraná resumed the payment of monthly interest installments. However, as the Department of the Treasury has not yet agreed with such Novation and pursuant to the effective terms in the agreement, the Company retained the dividends due to the State of Paraná until obtaining said agreement. The current balance of the CRC is R $ 1,483.4 million.

Other temporary investments

The Shareholders' Agreement, signed between the state of Paraná and Dominó Holdings, was terminated, removing from Dominó Holdings the significant influence over its investment in Sanepar. This occurred due to the conversion of common shares into preferred shares issued by Sanepar and held by Dominó Holdings. Given this fact, the investment of Sanepar which ceased to be classified as an affiliate and is now considered a financial asset available for sale. Accordingly, its recognition is no longer recorded under the equity method, but rather at fair value. On June 30, 2017, the balance of this account amounted to R$487.0 million, R$473.1 million of which is related to Copel’s investment in Sanepar.

14

ubject to rounding.

Sectorial Financial Assets and Liabilities

As of December 31, 2014, Copel Distribuição has recognized sectorial financial assets and/or liabilities in its financial statements as a result of an amendment to the concession agreement that guarantees that the residual amounts of items of Portion A and other financial components not recovered or returned via tariffs will be included in, or discounted from, the calculation of the indemnification for non-amortized assets at the expiration of the concession. On June 30, 2017, the Company had a balance of R$463.3 million of sector financial liabilities. More detail in our Quarterly Financial Information (Note 9).

Accounts Receivable Related to the Concession

This line refers to accounts receivable related to the contracts for the concession of electric power generation, transmission and distribution activities. The amounts refer to (a) the concession fee paid as a result of the auction involving the Governador Parigot de Souza Plant – HPP GPS, won by Copel GeT on November 25, 2015 (R$599.3 million), (b) its investments in infrastructure and financial remuneration that have not been or will not be recovered via tariffs and/or APR until the expiration of the concession (R$2,024.1 million), (c) the amounts receivable from energy transmission assets of the Existing System Basic Network – RBSE and connection facilities and other  transmission facilities - RPC, as a result of the recognition of the effects of MME Ordinance No. 120 and the approval, by Aneel, of the result of the inspection of the appraisal report of these assets (R$ 1,467.8 million) and (d) the gas distribution concession agreement - Compagas (R$96.0 million). On June 30, 2017, the balance of this account stood at R$4,187.2 million. For further information, please refer toNotes 10 of our Quarterly Financial Information.

Accounts Receivable related to the Concession Indemnification

This account refers to the residual value of the generation assets whose concession expired in 2015 (Rio dos Patos HPP, GPS HPP and Mourão I HPP). On June 30, 2017, the amount registered in this account was R$67.6 million. More details in Notes 11 to our Quarterly Financial Information.

Investments, Property, Plant and Equipment and Intangible Assets

"Investments" moved up 7.2% until June 30, 2017, due to equity in the earnings of subsidiaries and capital contributions recorded in the period. “Property, plant and equipment” increased 3.8%, due to the startup of new assets, in accordance with the Company's investment program, net of period depreciation. “Intangible assets” grew 1.0%, reflecting period investments in new assets.

15

ubject to rounding.

3.2 Balance Sheet – Assets

					R$'000
Assets	Jun-17	Dec-16	Jun-16	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	5,298,220	4,402,990	4,512,404	20.3	17.4
Cash and cash equivalents	1,423,948	982,073	828,317	45.0	71.9
Bonds and s ecurities	223,065	302,398	392,484	(26.2)	(43.2)
Collaterals and escrow accounts	1,656	1,294	322	28.0	414.3
Customers	2,364,460	2,217,355	2,543,217	6.6	(7.0)
Dividends receivable	54,685	71,758	27,926	(23.8)	95.8
CRC transferred to the State of Paraná	80,425	-	-	-	-
Account receivable related to concession	225,818	65,595	22,174	244.3	918.4
Other current receivables	391,102	306,933	330,203	27.4	18.4
Inventories	120,886	130,637	142,384	(7.5)	(15.1)
Income tax and s ocial contribution	255,937	188,952	67,128	35.5	281.3
Other current recoverable taxes	84,496	67,931	77,256	24.4	9.4
Prepaid expenses	35,532	39,096	40,418	(9.1)	(12.1)
Related parties	36,210	28,968	40,575	25.0	(10.8)
NON-CURRENT	26,746,337	26,031,219	25,257,816	2.7	5.9
Long Term Assets	8,446,400	8,302,154	7,437,577	1.7	13.6
Bonds and s ecurities	206,335	195,096	178,596	5.8	15.5
Other temporary investments	486,983	408,297	-	19.3	-
Collaterals and escrow accounts	75,728	73,074	76,362	3.6	(0.8)
Customers	274,791	270,786	75,049	1.5	266.1
Net s ectoral financial a ssets	1,403,023	1,522,735	1,454,304	(7.9)	(3.5)
CRC transferred to the State of Paraná	589,001	657,603	610,904	(10.4)	(3.6)
Account receivable related to concession	3,961,442	3,748,335	3,617,100	5.7	9.5
Accounts receivable related to the concession compensation	67,633	67,401	59,339	0.3	14.0
Other non-current receivables	132,860	73,551	47,282	80.6	181.0
Income tax and s ocial contribution	159,555	169,967	160,985	(6.1)	(0.9)
Deferred i ncome tax and social contribution	810,828	803,477	847,484	0.9	(4.3)
Other non-current recoverable taxes	115,139	131,108	120,505	(12.2)	(4.5)
Prepaid expenses	20,434	25,583	22,101	(20.1)	(7.5)
Related parties	142,648	155,141	167,566	(8.1)	(14.9)
Investments	2,504,141	2,334,950	2,592,484	7.2	(3.4)
Property, plant and equipment, net	9,272,610	8,934,303	8,941,072	3.8	3.7
Intangible assets	6,523,186	6,459,812	6,286,683	1.0	3.8
TOTAL	32,044,557	30,434,209	29,770,220	5.3	7.6

16

ubject to rounding.

3.3 Debt

Gross Debt

Copel's total consolidated debt amounted to R$9,471.7 million on June 30, 2017, an increase of 7.2% compared to the R$8,837.1 million recorded in 2016, mainly due to the 6th issue of R$520.0 million in debentures from Copel Holding.

On June 30, 2017, Copel’s gross debt represented 61.1% of consolidated shareholders’ equity, which at the end of the period was R$15,492.0 million, equivalent to R$56.61 per share (book value per share). The breakdown of the balance of loans, financing and debentures is shown in the table below:

				R$'000
			Total	composition %
	Domestic Currency	Eletrobras - COPEL	42,089	0.4
		FINEP	19,203	0.2
		BNDES	1,633,368	17.2
		Banco do Brasil S/A and other	1,597,398	16.9
		Debentures and Promissory Notes	6,090,748	64.3
		Total	9,382,806	99.1
	Foreign Currency	National Treasury	88,931	0.9
		Total	88,931	0.9
TOTAL			9,471,737	100.0

Loans, financing and debentures maturities are presented below:

								R$'000
	Short Term	Long Term						Total
	jul/17 - jun/18	jul/18 - dec/18	2019	2020	2021	2022	From 2023
Domestic Currency	2,947,116	1,405,283	2,823,952	560,757	182,811	204,608	1,258,279	9,382,806
Foreign Currency	783	-	-	-	-	-	88,148	88,931
TOTAL	2,947,899	1,405,283	2,823,952	560,757	182,811	204,608	1,346,427	9,471,737

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ubject to rounding.

Endorsements and Guarantees

At the end of June 30, 2017, the Company had R$1,492.3 million in guarantees and endorsements, as shown below.

					R$'000
Guarantees and Endorsements¹	Jun-17	Dec-16	Jun-16	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
Transmissora Sul Brasileira de Energia S.A.	65,315	66,802	67,385	(2.2)	(3.1)
Caiuá Transmissora de Energia S.A.	36,644	38,230	39,738	(4.1)	(7.8)
Integração Maranhense Transmissora de Energia S.A.	60,261	63,171	65,543	(4.6)	(8.1)
Matrinchã Transmissora de Energia (TP NORTE) S.A.	385,419	392,164	312,079	(1.7)	23.5
Guaraciaba Transmissora de Energia (TP SUL) S.A.	186,981	190,343	196,966	(1.8)	(5.1)
Costa Oeste Transmissora de Energia S.A.	-	15,573	16,216	-	-
Mata de Santa Genebra Transmissão S.A.	261,261	244,998	249,096	6.6	4.9
Paranaíba Transmissora de Energia S.A.	173,598	148,872	147,528	16.6	17.7
Marumbi Transmissora de Energia S.A.	-	38,689	40,414	-	-
Cantareira Transmissora de Energia S.A.	189,086	32,192	-	487.4	-
Voltalia São Miguel do Gostoso I Participações S.A.	133,771	142,030	147,501	(5.8)	(9.3)
TOTAL	1,492,336	1,373,064	1,282,466	8.7	16.4
¹ Adjusted for Copel's stake.

Copel’s consolidated net debt (loans, financing, debentures, guarantees and endorsements, less cash and cash equivalents) and the net debt/EBITDA ratio are shown in the following chart:

¹EBITDA 12 months. / Considers equity in earnings of subsidiaries

² Not considered endorsements and guarantees.

³ Considered endorsements and guarantees.

						R$'000
	2012	2013	2014	2015	2016	1Q17
Net Debt Total¹	1,014,402	2,497,172	5,446,685	6,977,022	8,656,231	9,034,997
¹ Considers Garantees, endorsements and escrow accounts.

18

ubject to rounding.

Net Debt by Subsidiary

The following table shows the gross debt and net debt of the subsidiaries:

						R$'000
	GeT	DIS	Telecom	Holding	Other	Total
Total debt	4,564,602	1,835,480	196,105	2,197,035	678,515	9,471,737
Endorsements and Guarantees	96,905	-	-	1,395,431	-	1,492,336
Availability	443,091	365,400	6,830	472,570	641,185	1,929,076
Net debt	4,218,416	1,470,080	189,275	3,119,896	37,330	9,034,997

Accounts Payables related to the Concession

Use of Public Property

It refers to the concession charges for the use of public property incurred since the execution of the project’s concession agreement until the end of the concession.

					R$'000
Mauá	Colíder	Baixo Iguaçu	SHP¹	Elejor	Total
16,365	23,062	6,651	1,368	504,371	551,817
¹Relative to SPP Cavernoso, Apucaraninha, Chaminé and Derivação do Rio Jordão.

Provisions for Legal Claims

The Company is involved in a series of lawsuits in different courts and instances. Copel’s management, based on its legal advisors’ opinion, maintains a provision for legal claims for those cases assessed as probable losses. The balances of provisions for legal claims are as follows:

					R$ '000
Probable Losses - Consolidated	Jun-17	Dec-16	Jun-16	Var %	Var %
	(1)	(2)	(3)	(1/2)	(1/3)
Tax	172,910	204,882	134,760	(15.6)	28.3
Labor suits	479,484	458,901	518,500	4.5	(7.5)
Employees and Benefits	38,421	42,366	69,690	(9.3)	(44.9)
Civil	508,089	465,804	655,768	9.1	(22.5)
Civil and administrative claims	315,302	295,484	357,636	6.7	(11.8)
Easements	100,539	99,380	73,769	1.2	36.3
Condemnations and property	86,286	65,712	211,667	31.3	(59.2)
Customers	5,962	5,228	12,696	14.0	(53.0)
Environmental claims	1,231	1,432	1,093	(14.0)	12.6
Regulatory	66,940	67,958	58,438	(1.5)	14.5
TOTAL	1,267,075	1,241,343	1,438,249	2.1	(11.9)

The lawsuits classified as possible losses, as estimated by the Company and its controlled companies at the 2Q17, totaled R$2,572.3 million, 0.5% lower than in December 2016 (R$2,559.9 million), distributed in lawsuits of the following natures: fiscal (R$ 808.8 million), regulatory (R$788.5 million), civil (R$598.1 million), labor (R$355.2 million) and employee benefits (R$21.8 million).

19

ubject to rounding.

3.4 Balance Sheet – Liabilities

					R$'000
Liabilities	Jun-17	Dec-16	Jun-16	Var.%	Var.%
	(1)	(2)	(3)	(1/2)	(1/3)
CURRENT	6,535,088	5,656,036	4,455,957	15.5	46.7
Payroll, social charges and accruals	292,911	287,797	222,667	1.8	31.5
Suppliers	1,527,821	1,255,639	1,229,617	21.7	24.3
Income tax and s ocial contribution payable	181,582	41,454	161,919	338.0	12.1
Other taxes due	273,416	294,994	215,831	(7.3)	26.7
Loans, financing a nd debentures	2,947,899	2,601,940	1,644,759	13.3	79.2
Minimum compulsory dividend payable	303,270	266,831	24,834	13.7	-
Post employment benefits	48,060	47,894	43,467	0.3	10.6
Customer charges due	143,939	141,712	144,290	1.6	(0.2)
Research and development and energy efficiency	195,043	231,513	157,070	(15.8)	24.2
Accounts Payable related to concession	61,800	66,210	276,707	(6.7)	(77.7)
Net sectorial financial liabilities	393,440	155,261	209,705	153.4	87.6
Other accounts payable	165,907	264,791	125,091	(37.3)	32.6
NON-CURRENT	10,016,574	9,622,727	9,630,275	4.1	4.0
Suppliers	36,711	36,711	5,923	-	519.8
Deferred income ta x a nd social contribution	221,098	178,430	286,031	23.9	(22.7)
Other taxes due	319,484	303,146	244,119	5.4	30.9
Loans, financing and debentures	6,523,838	6,235,162	6,031,074	4.6	8.2
Post employment benefits	746,207	721,971	594,430	3.4	25.5
Research and development and energy efficiency	300,948	252,376	279,774	19.2	7.6
Accounts Payable related to concession	490,017	499,332	500,922	(1.9)	(2.2)
Net sectorial financial liabilities	69,848	123,731	215,235	(43.5)	(67.5)
Other accounts payable	41,348	30,525	34,518	35.5	19.8
Tax, s ocial security, labor and civil provisions	1,267,075	1,241,343	1,438,249	2.1	(11.9)
EQUITY	15,492,895	15,155,446	15,68 ,988	2.2	(1.2)
Attributed to controlling shareholders	15,194,798	14,864,165	15,37 ,450	2.2	(1.1)
Share capital	7,910,000	7,910,000	6,910,000	-	14.5
Equity valuation adjustments	965,470	998,466	1,081,618	(3.3)	(10.7)
Legal reserves	792,716	792,716	744,784	-	6.4
Retained earnings	4,939,717	5,162,983	5,413,572	(4.3)	(8.8)
Accrued earnings	586,895	-	1,221,476	-	(52.0)
Attributable to non-controlling interest	298,097	291,281	312,538	2.3	(4.6)
TOTAL	32,044,557	30,434,209	29,77 ,220	5.3	7.6

20

ubject to rounding.

4. Performance of the Main Companies

4.1 Copel Geração e Transmissão

In 2Q17, Copel GeT’s operating revenue fell by 55.4%, totaling R$782.7 million, mainly due to the 87.9% decline in revenues from the "use of the main distribution and transmission grid (TUST)”, which, in 2Q16, benefited from the remeasurement of cash flow of the transmission assets related to RBSE by R$977.8 million. On the other hand, revenues from electricity sales to final customers increased by 7.5%, reflecting the adjustment to the agreements and the higher average PLD (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16).

Operating costs and expenses fell by 6.5% in 2Q17, closing the quarter at R$411.6 million, versus the R$440.4 million recorded in 2Q16. This improved performance is mainly a result of (a) the 51.6% reduction in costs with electricity purchased for resale (R$12.1 in 2Q17 vs. R$25.0 million in 2Q16), since, in 2Q17, Copel GeT had more uncontracted energy than in the same period in the previous year (386 average-MW vs. 252 average-MW in 2Q16), partially offset by the lower GSF (82.9% in 2Q17 vs. 89.2% in 2Q16), and (b) the 58% drop in expenses with provisions, mainly provisions for civil and labor lawsuits (R$7.9 million in 2Q17 vs. R$17.8 million in 2Q16) and provison for expropriation (R$0.1 million in 2Q17 vs. 4.0 million in 2Q16).

The decline in operating costs and expenses was partially offset by (a) an additional cost in the amount of R$67.0 million in the construction cost line, mainly due to the increase in the Capex of the Araraquara II – Taubaté transmission line; (b) the 12.9% increase in “charges of the main distribution and transmission grid”, due to the start-up of new transmission assets and the APR adjustment in July 2016; and (c) the 12.0% increase in “personnel and management”, as a result of the wage increase as of October 2016 and the R$1.9 million in provision for the voluntary termination of 11 employees between April and June 2017.

Equity in the earnings of investees was negative by R$20.8 million over a positive R$26.0 million in 2Q16, chiefly impacted by the negative result of R$47.0 million at the Araucária TPP and the impairment of R$31.2 million from the Bento Miguel Wind Complex. In 2Q17, Copel GeT reported net income of R$146.9 million and EBITDA of R$419.2 million.

21

ubject to rounding.

Main Indicators	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	782.7	1,073.5	1,753.1	(55.4)	1,856.2	2,504.9	(25.9)
Operating Costs and Expenses (R$ million)	(411.6)	(433.2)	(440.4)	(6.5)	(844.8)	(831.2)	1.6
Operating Income (R$ million)	231.7	514.9	1,255.5	(81.5)	746.6	1,493.5	(50.0)
Net Income (R$ million)	146.9	343.0	838.6	(82.5)	489.8	1,003.8	(51.2)
EBITDA (R$ million)	419.2	713.9	1,404.6	(70.2)	1,133.1	1,860.2	(39.1)
Operating Margin	29.6%	48.0%	71.6%	(58.7)	40.2%	59.6%	(32.5)
Net Margin	18.8%	31.9%	47.8%	(60.8)	26.4%	40.1%	(34.2)
EBITDA Margin	53.6%	66.5%	80.1%	(33.2)	61.0%	74.3%	(17.8)
Investment Program (R$ million)	230.3	273.0	508.8	(54.7)	503.3	1,118.1	(55.0)

In the first six months of 2017, Copel GeT’s operating revenue reached R$1,856.2 million, 25.9% down from the same period in the previous year, while operating costs and expenses grew by 1.6%, totaling R$844.8 million in the period. Net income reached R$489.8 million and EBITDA totaled R$1,133.1 million, 51.2% and 39.1% down from the first half of 2016, respectively.

Copel GeT’s - Adjusted EBITDA

Excluding nonrecurring effects of the period, EBITDA Copel GeT would be 1.8% lower than recorded in same period in 2016.

						R$ million
Adjusted EBITDA	2Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(1/2)	(3)	(4)	(3/4)
EBITDA	419.2	1,404.6	(70.2)	1,133.1	1,860.2	(39.1)
(+/-) Remeasurement of financial assets RBSE	-	(977.8)	-	(183.0)	(977.8)	(81)
Adjusted EBITDA	419.2	426.8	(1.8)	950.1	882.4	7.7

4.2 Copel Distribuição

In the second quarter of 2017, Copel Distribuição’s operating revenue increased by 17.2%, reaching R$2,160.7 million, mainly due to the positive result of R$67.8 million in sector financial assets and liabilities, versus the negative R$727.3 million in 2Q16. Moreover, the operating revenue of the subsidiary was also positively impacted by the 81.9% upturn in the electricity sales to distributors revenue (R$243.8 million in 2Q17 vs. R$134.1 million in 2Q16), as a result of the higher volume of energy sold in the short term (1,016 GWh in 2Q17 vs. 642 GWh in 2Q16) and the higher average PLD (R$282.96/MWh in 2Q17 vs. R$60.15/MWh in 2Q16).

This increase was partially offset by (a) the 31.5% reduction in the revenue from electricity sales to final customers, due to the 17.3% drop in the captive market, as a result of the migration of consumers to the free market and the average 12.9% decline in tariffs as of June 24, 2016; (b) the reduction in the “fair value of assets from the indemnity for the concession" line, due to the result of the 4th Tariff Review Cycle of Copel Distribuição in June 2016, which resulted in the drop from R$113.1 million in 2Q16 to R$1.3 million in 2Q17; and (c) the 4.5% drop in revenue from the use of the main distribution and transmission grid (TUSD), explained by the result of the 4th Cycle of Periodic Tariff Review, of June 2016, which reduced TUSD by 5.16%.

22

ubject to rounding.

Operating costs and expenses grew by 6.6%, reaching R$2,098.1 million in 2Q17 and mainly reflecting the 24.4% increase in costs with electricity purchased for resale, mainly due to the costs generated by the greater hydrological risk of the period (GSF of 82.9% in 2Q17 compared to 89.2% in 2Q16) and the 9.4% growth in personnel and management costs, as a result of the wage increase in October 2016 and the R$5.6 million in provision for the voluntary termination of 34 employees in 2Q17.

The increase in operating costs and expenses was partially offset by (a) the 49.3% decline in charges of the main distribution and transmission grid, due to the CCEE's decision to pass on to the market the surplus of resources accumulated in the CONER account, given the prospect of a PLD increase in 2017 and the lower cost with reserve energy charge (EER); (b) the recording of R$54.4 million in provisions and reversals (versus R$106.3 million in 2Q16), of which R$24.2 million to labor lawsuits, R$22.8 million is related to allowance for doubtful accounts (PECLD) and R$7.4 million to civil and administrative, regulatory, tax and environmental lawsuits.

The financial result ended the quarter negative by R$39.4 million, versus positive R$26,1 million in 2Q16. Thus, Copel Distribuição recorded a profit of R$7.9 million and EBITDA of R$134.9 million in 2Q17.

Main Indicators	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	2,160.7	2,004.3	1,843.5	17.2	4,165.0	3,929.4	6.0
Operating Costs and Expenses (R$ million)	(2,098.1)	(1,882.1)	(1,968.4)	6.6	(3,980.1)	(4,140.6)	(3.9)
Operating Income (R$ million)	23.2	138.0	(98.8)	-	161.2	(155.7)	-
Net Income (R$ million)	7.9	71.3	(64.2)	-	79.2	(103.4)	-
EBITDA (R$ million)	134.9	193.2	(56.0)	-	328.1	(76.0)	-
Operating Margin	1.1%	6.9%	-	-	3.9%	-	-
Net Margin	0.4%	3.6%	-	-	1.9%	-	-
EBITDA Margin	6.2%	9.6%	-	-	7.9%	-	-
Investment Program (R$ million)	148.7	134.3	186.3	(20.2)	283.0	343.9	(17.7)

In the first six months of 2017, Copel Distribuição recorded net revenue of R$4,165.0 million, 6.0% up on the same period in 2016.  Operating costs and expenses fell by 3.9%, reaching R$3,980.1 million up to June 2017. Thus, the Company recorded a profit of R$79.2 million, versus a loss of R$103.4 in the same period of 2016. EBITDA was positive by R$328.1 million, versus a negative EBITDA of R$76.0 million up to June 2016. The improvement in the figures for the first half of 2017 was chiefly due to the result of the 4th Tariff Review Cycle, the 2.0% increase in the grid market, and the lower provision balance.

In the last 12 months, the period corresponding to the 1st year after the Copel's 4th Tariff Cycle, EBITDA was R$ 520.7 million.

23

ubject to rounding.

4.3 Copel Telecomunicações

Copel Telecomunicações’ operating revenue reached R$93.1 million in 2Q17, 18.8% up, mainly reflecting the expansion of the area of operation and services to new customers. Operating costs and expenses grew by 21.9%, to R$65.9 million, mainly influenced by (a) the 48.8% increase in costs with third-party services, which are necessary to expand the area of operation; (b) the 45.3% increase in other operating costs and expenses, mainly due to higher costs with advertising and marketing; (c) the 11.3% increase in personnel and management costs, as a result of the wage increase in October 2016. Net income for the period grew by 5.9%, totaling R$15.6 million, while EBITDA increased by 12.3%, totaling R$36.9 million.

Main Indicators	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
Net Operating Revenue (R$ million)	93.1	87.7	78.4	18.8	180.8	156.5	15.6
Operating Costs and Expenses (R$ million)	(65.9)	(65.5)	(54.1)	21.9	(131.5)	(111.5)	17.9
Operating Income (R$ million)	23.4	17.1	22.0	6.4	40.5	38.6	4.8
Net Income (R$ million)	15.6	11.5	14.8	5.9	27.2	25.9	4.7
EBITDA (R$ million)	36.9	31.5	32.8	12.3	68.4	61.9	10.5
Operating Margin	25.1%	19.5%	28.0%	(10.4)	22.4%	24.7%	(9.3)
Net Margin	16.8%	13.1%	18.8%	(10.8)	15.0%	16.6%	(9.4)
EBITDA Margin	39.6%	35.9%	41.9%	(5.5)	37.8%	39.5%	(4.4)
Investment Program (R$ million)	62.8	40.2	37.0	69.7	103.0	63.3	62.7

Until June 2017, Copel Telecom had posted a 15.6% increase in operating revenue in relation to the same period of 2016, totaling R$180.8 million, while operating costs and expenses reached R$131.5 million, a 17.9% increase in the period. Copel Telecom reported net income of R$27.2 million in the first half of 2017, 4.7% higher than the R$25.9 million reported in the same period of 2016, while EBITDA increased by 10.5% in the period, to R$68.4 million.

4.4 Accounting Information

Accounting information concerning Copel’s interests in other companies in 1H17 is shown in the following table:

24

ubject to rounding.

Partnerships - Jun-17	Total Assets	Shareholders' Equity	Net Oper. Revenues	Net Income
Parent Company (Consolidated)
Companhia Paranaense de Gás - Compagás	594,161	322,644	249,709	23,016
Elejor - Centrais Elétricas do Rio Jordão S.A.	687,670	96,156	142,746	53,297
UEG Araucária Ltda	621,170	555,767	-	(46,996)
Jointly-controlled entities (Equity in earning)
Costa Oeste Transmissora de Energia S.A.	111,167	74,877	6,033	3,872
Caiuá Transmissora de Energia S.A.	255,175	125,474	10,279	2,906
Cantareira Transmissora S.A	848,571	374,867	241,543	(2,296)
Dominó Holdings S.A.	6,973	6,157	-	(1,108)
Guaraciaba Transmissora de Energia (TP Sul) S.A.	1,371,098	848,121	130,092	33,897
Integração Maranhense Transmissora de Energia S.A.	514,051	254,661	14,744	5,165
Marumbi Transmissora de Energia S.A.	186,088	124,711	10,578	6,114
Mata de Santa Genebra Transmissão S.A.	1,442,582	786,095	373,884	19,542
Matrinchã Transmissora de Energia (TP Norte) S.A.	2,728,549	1,674,641	223,358	58,173
Paranaíba Transmissora de Energia S.A.	1,620,198	640,755	132,507	31,384
Transmissora Sul Brasileira de Energia S.A.	698,032	354,348	29,007	7,505
Voltalia São Miguel do Gostoso I Participações S.A.	157,869	155,653	-	1,443
Associates (Equity in erarning)
Dona Francisca Energética S.A.	142,344	133,515	35,075	18,562
Foz do Chopim Energética Ltda	48,951	37,868	19,770	13,322
[1] This data was adjusted to Copel's practices.
² As of 4Q16, Sanepar was classified as Financial Assets.

5. Investment Program

The following chart shows the investment program carried out in 1H17:

25

ubject to rounding.

				R$ million
Subsidiary / SPC	Carried	Carried	Scheduled 2017[1]
	2Q17	1H17	Original	Revised
Copel Geração e Transmissão	230.3	503.3	570.3	1,024.5
HPP Colíder[2]	44.5	50.9	24.1	125.3
HPP Baixo Iguaçu[2]	50.9	98.7	20.5	253.1
TL Araraquara / Taubaté	34.0	111.3	137.9	137.9
TL Foz do Chopim - Realeza	0.5	2.9	9.5	9.5
TL Assis - Londrina	11.9	24.6	20.4	20.4
TL Curitiba Leste / Blumenau	6.4	9.8	32.1	32.1
Mata de Santa Genebra Transmissão[3]	48.1	151.8	101.1	176.9
Cantareira Transmissora[2]	23.0	23.0	-	42.6
Paranaíba Transmissora[2]	-	2.1	-	2.1
Others	11.0	28.3	224.7	224.6
Copel Distribuição	148.7	283.0	629.6	649.2
Copel Telecomunicações	62.8	103.0	164.3	214.3
Copel Comercialização	-	-	0.2	0.2
Copel Renováveis	-	-	1.5	1.5
Holding	-	-	1.6	1.6
Cutia Wind Farm Complex	200.0	340.0	638.6	967.5
Other Invesment[4]	-	-	28.8	18.7
TOTAL	641.8	1,229.3	2,034.9	2,877.5
[1] Capital budget originally approved by the Board of Directors. These values do not consider appropriation due to own labor, interest and others.
[2] Planned CAPEX under review.
[3] Regarding the participation of Copel in Enterprises.
[4] Includes Voltalia São Miguel do Gostoso I Participações among others.

6. Power Market and Tariffs

6.1 Captive Market – Copel Distribuição

Copel Distribuição’s captive market energy sales totaled 4.813 GWh in the 2Q17, which represents a reduction of 17.3%. This decrease was influenced by the reduction in consumption of industrial and commercial classes, mainly due to the migration of customers to the free market.

The following table shows captive market trends by consumption segment:

Number of Customers				Energy sold (GWh)
	Jun-17	Jun-16	Var. %	2Q17	2Q16	Var. %	1H17	1H16	Var. %
Residential	3,638,842	3,572,311	1.9	1,710	1,752	(2.4)	3,608	3,533	2.1
Industrial	78,000	84,457	(7.6)	828	1,623	(49.0)	1,725	3,230	(46.6)
Commercial	384,949	378,733	1.6	1,106	1,285	(13.9)	2,406	2,702	(11.0)
Rural	356,753	363,680	(1.9)	558	552	1.1	1,188	1,166	1.9
Other	57,394	57,145	0.4	611	608	0.5	1,222	1,206	1.3
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)

For more details visit the Notice to the Market - IR 19/17 (link).

6.2 Grid Market (TUSD)

26

ubject to rounding.

Copel Distribuição’s grid market, comprising the captive market, concessionaires and licensees in the state of Paraná, and all free consumers in the Company’s concession area, presented an increase of 0.5% in 2Q17, as shown in the table below:

	Number of Customers / Agreements			Energy Sold (GWh)
	Jun-17	Jun-16	Var. %	2Q17	2Q16	Var. %	1H17	1H16	Var. %
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)
Concessionaries and Licensees	6	6	-	145	185	(21.6)	288	362	(20.4)
Free Customers ¹	880	229	284.3	2,254	1,171	92.5	4,213	2,161	95.0
Grid Market	4,516,824	4,456,561	1.4	7,212	7,176	0.5	14,650	14,360	2.0
¹ All free customers served by Copel GeT, Copel Comercialização and other suppliers at the Copel Distribuição concession area.

6.3 Electricity Sales

Electricity sales to final customers, comprising Copel Distribuição’s sales in the captive market and Copel Geração e Transmissão and Copel Comercialização sales in the free market, fell by 8.0% between April and June 2017.

The table below breaks down energy sales by consumption segment:

Segment	Market	Energy Sold (GWh)
		2Q17	2Q16	Var. %	1H17	1H16	Var. %
Residential		1,710	1,752	(2.4)	3,60	3,533	2.1
Industrial	Total	2,180	2,556	(14.7)	4,21	5,040	(16.3)
	Captive	828	1,623	(49.0)	25	3,230	(46.6)
	Free	1,352	933	44.9	94	1,810	37.8
Commercial	Total	1,151	1,285	(10.4)	2,48	2,704	(8.0)
	Captive	1,106	1,285	(13.9)	06	2,702	(11.0)
	Free	45	0	-	81	2	-
Rural		558	552	1.1	1,18	1,166	1.9
Other		611	608	0.5	1,22	1,206	1.3
Energy Supply		6,210	6,753	(8.0)	12,724	13,649	(6.8)

27

ubject to rounding.

6.4 Total Energy Sold

Total energy sold by Copel in all markets, comprising the sales of Copel Distribuição, Copel Geração e Transmissão, the Wind Farm Complexes and Copel Comercialização, came to 10,621 GWh in 2Q17, representing a decrease of 5.1% in compared 2Q16.

The following table shows Copel’s total electricity sales broken down between Copel Distribuição, Copel Geração e Transmissão, Wind Farm Complexes and Copel Comercialização:

	Number of Customers /			Energy Sold (GWh)
	Agreements
	Jun-17	Jun-16	Var. %	1Q17	2Q16	Var. %	1H17	1H16	Var. %
Copel DIS
Captive Market	4,515,938	4,456,326	1.3	4,813	5,820	(17.3)	10,149	11,837	(14.3)
Concessionaries and Licensees	6	6	-	131	172	(23.8)	257	334	(23.1)
CCEE (MCP)	-	-	-	1,006	645	56.0	1,607	1,002	60.4
Total Copel DIS	4,515,944	4,456,332	1.3	5,950	6,637	(10.4)	12,013	13,173	(8.8)
Copel GeT
CCEAR (Copel DIS)	1	1	-	19	36	(47.2)	42	77	(45.5)
CCEAR (other concessionaries)	28	39	(28.2)	202	881	(77.1)	414	1,884	(78.0)
Free Customers	51	23	121.7	1,238	933	32.7	2,318	1,813	27.9
Bilateral Agreements ¹	32	16	100.0	1,841	1,827	0.8	3,510	3,859	(9.0)
CCEE (MCP) ²	-	-	-	864	574	50.5	1,725	883	95.4
Total Copel GeT	112	79	41.8	4,164	4,251	(2.0)	8,009	8,516	(6.0)
Wind Farms Complex
CCEAR (other concessionaries)	112	112	-	209	209	-	416	418	(0.5)
CER	3	3	-	89	89	-	177	178	(0.6)
Total Wind Farm Complex	115	115	-	298	298	-	593	596	(0.5)
Copel Comercialização
Free Customers	75	-	-	159	-	-	257	-	-
Bilateral Agreements	12	-	-	50	-	-	102	-
Total Copel Comercialização	142	-	-	209	-	-	359	-	-
Total Copel Consolidated	4,516,313	4,456,526	1.3	10,621	11,186	(5.1)	20,974	22,285	(5.9)
Note: Not considering the energy from MRE (Energy Relocation Mechanism).
¹ Includes Short Term Sales Agreements.
² Assured Power allocated in the period, does not consider the impact of the GSF.
CCEE: Electric Power Trade Chamber / CCEAR: Energy Purchase Agreements in the Regulated Market / MCP: Short Term Market / CER: Agreements Reserve Energy.

28

ubject to rounding.

6.5 Energy Flow

Energy Flow – Copel Dis

			GWh
Energy Flow - Copel Dis	1H17	1H16	Var. %
Itaipu	2,945	2,963	(0.6)
CCEAR – Copel Geração e Transmissão	42	78	(46.2)
CCEAR – Other	5,614	6,667	(15.8)
Angra	508	510	(0.4)
CCGF	3,608	3,732	(3.3)
Proinfa	245	280	(12.5)
Elejor S.A	588	592	(0.7)
Available Power	13,550	14,822	(8.6)
Captive market	10,149	11,837	(14.3)
Concessionaries	257	334	(23.1)
CCEE (MCP)	1,607	1,002	60.4
Losses and differences	1,537	1,649	(6.8)
Basic network losses	241	261	(7.7)
Distribution losses	1,127	1,226	(8.1)
CG contract allocation	169	162	4.3

Energy Flow – Copel GeT

			GWh
Energy Flow - Copel GeT	1H17	1H16	Var. %
Own Generation	9,846	13,381	(26.4)
MRE	838	0	-
Dona Francisca	70	70	0.0
Total Available Power	10,754	13,451	(20.1)
Bilateral Agreements	3,510	3,859	(9.0)
CCEAR – COPEL Distribuição	42	77	(45.5)
CCEAR – Other	414	1,884	(78.0)
Free Customers	2,318	1,813	27.9
CCEE (MCP)	1,725	883	95.4
MRE	2,500	4,601	(45.7)
Losses and differences	245	334	(26.6)

29

ubject to rounding.

Energy Flow – Wind Farms

			GWh
Energy Flow - São Bento Energia	1H1	1H16	Var. %
Own Generation	175	172	1.7
CCEE (MCP)	-	-	-
Total Available Power	175	172	1.7
CCEAR – Other	189	190	(0.5)
Losses and differences	(14)	(18)	(22.2)

			GWh
Energy Flow - Brisa Potiguar	1H1	1H16	Var. %
Own Generation	279	346	(19.9)
CCEE (MCP)	-	-	-
Total Available Power	279	346	(19.9)
CCEAR – Other	227	228	(0.9)
CER	177	178	(1.1)
Losses and differences	(125)	(60)	47.4

Energy Flow – Copel Comercialização

			GWh
Energy Flow - Copel Com	1H17	1H16	Var. %
Own Generation	360	-	-
Total Available Power	360	-	-
Free Customers	257	-	-
Bilateral Agreements	102	-	-
CCEE (MCP)	1	-	-

30

ubject to rounding.

Consolidated Energy Flow (1H17)

GWh

Own Generation

10,300 41.0%

Purchased energy

14,818 59.0%

CCEAR:	5,656
Itaipu:	2,945
Dona Francisca:	70
CCEE (MCP):	-
Angra:	508
CCGF:	3,608
MRE:	838
Elejor:	588
Proinfa:	245
Others[1]:	360

Total Available Power

25,118

Captive Market

10,149 40.4%

Concessionaires

257 1.0%

Free Customers

2,575 10.3%

Supplied Energy

10,494 41.8%

Bilateral Agreements:	3,612
CCEAR:	872
CER:	177
CCEE (MCP):	3,333
MRE:	2,500

Losses and Differences

1,643 6.5%

Basic network losses:	347
Distribution losses:	1,127
CG Contracts:	169

CCEAR: Energy Purchase Agreements in the Regulated Market.

CER: Reserve Energy Agreements.

MRE: Energy Reallocation Mechanism.

CCEE (MCP): Electric Power Trade Chamber (Short-term market).

CG: Center of gravity of the Submarket (difference between billed and energy received from CG).

Don't consider the energy produced by TPP Araucária which was sold in the short-term market (MCP).

[1]Other: Energy purchased by Copel Comercialização

6.6 Tariffs

Sales to Distributors Average Tariff (CCEARs) – Copel Geração e Transmissão

						R$ / MWh
Tariff	Amount	Jun-17	Mar-17	Jun-16	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Copel Geração e Transmissão	95	208.36	205.10	176.93	1.6	17.8
Auction CCEAR 2009 - 2016	-	-	-	168.95	-	-
Auction CCEAR 2011 - 2040 ( HPP Mauá)	88	207.14	203.89	193.20	1.6	7.2
Auction CCEAR 2013 - 2042 (Cavernoso II)	7	223.66	222.60	207.23	0.5	7.9
Auction - CCEAR 2015 - 2044 (UHE	-	158.68	155.33	149.32	2.2	6.3
Copel Distribuição
Concession holders in the State of Paraná	60	213.07	213.69	279.17	(0.3)	(23.7)
Total / Tariff Weighted Average Supply	155	210.18	208.62	198.04	0.7	6.1
With PIS/COFINS. Net of ICMS.

31

ubject to rounding.

Power Purchase Average Tariff – Copel Distribuição

						R$ / MWh
Tariff*	Amount	Jun-17	Mar-17	Jun-16	Var. %	Var. %
	Average MW	(1)	(2)	(3)	(1/2)	(1/3)
Itaipu [1]	638.8	216.97	198.22	187.89	9.5	15.5
Auction – CCEAR 2010 – H30	64.1	211.39	210.71	195.43	0.3	8.2
Auction – CCEAR 2010 – T15 [2]	65.0	129.36	217.35	170.90	(40.5)	(24.3)
Auction – CCEAR 2011 – H30	53.1	219.94	217.59	203.83	1.1	7.9
Auction – CCEAR 2011 – T15 [2]	54.2	190.57	189.55	202.85	0.5	(6.1)
Auction – CCEAR 2012 – T15 [2]	115.4	223.17	236.84	208.88	(5.8)	6.8
Auction – CCEAR 2014 - 2019 ³	109.0	144.29	139.64	138.39	3.3	4.3
Auction – CCEAR 2014 - 2019 [4]	35.7	333.18	320.12	320.12	4.1	4.1
Auction 2014 - 36M	-	-	-	176.64	-	-
Auction 2016 - T20²	25.3	160.83	155.62	143.71	3.3	11.9
Angra	116.8	229.71	222.30	204.39	3.3	12.4
CCGF [5]	835.7	60.16	56.48	60.49	6.5	(0.6)
Santo Antônio	133.6	136.12	134.99	126.16	0.8	7.9
Jirau	155.6	119.73	118.73	110.97	0.8	7.9
Others Auctions [6]	380.8	166.20	174.33	201.15	(4.7)	(17.4)
Bilaterals	135.4	240.53	232.69	232.69	3.4	3.4
Total / Tariff Average Supply	2,918.5	154.11	152.67	157.74	0.9	(2.3)
[1] Furnas transport charge not included.
[2] Average auction price restated according as bilateral payment to vendors. It does not include hiring effects recorded by the CCEE.
³ Energy Agreements.
[4] Capacity Agreements.
[5] Contract of quotas of assured power of those HPPs which concessions were extended pursuant the new rules of Law 12783/13.
[6] Products average price.
*The table has been updated for all periodds as new calculation methodology for average prices, a result of the 4th phase of the Public Hearing
78/2011 Aneel approved on 03.28.2016.
With PIS/COFINS.

Sales to Final Customers Average Tariff Copel Distribuição – without ICMS

					R$ / MWh
Tariff¹	Jun-17	Mar-17	Jun-16	Var. %	Var. %
	(1)	(2)	(3)	(1/2)	(1/3)
Industrial	378.13	385.31	417.12	(1.9)	(9.3)
Residential	416.36	421.44	491.71	(1.2)	(15.3)
Commercial	412.13	412.13	467.13	-	(11.8)
Rural	280.62	286.53	314.51	(2.1)	(10.8)
Other	305.52	310.59	350.98	(1.6)	(13.0)
Retail distribution average rate	379.77	384.19	433.87	(1.2)	(12.5)
¹ Does not consider tariff flags. Net of ICMS.

32

ubject to rounding.

7. Capital Market

7.1 Capital Stock

Copel’s capital amounts to R$7,910.0 million, represented by shares with no par value. The Company's current number of shareholders is 26,816. In June 2017 the Company’s capital was as follows:

							Thousand shares
Shareholders	Common	%	Preferred "A"	%	Preferred "B"	%	TOTAL	%
State of Paraná	85,029	58.6	-	-	-	-	85,029	31.0
BNDESPAR	38,299	26.4	-	-	27,282	21.3	65,581	24.0
Eletrobras	1,531	1.1	-	-	-	-	1,531	0.6
Free Floating	19,874	13.7	77	23.4	100,964	78.7	120,915	44.2
B3	18,610	12.8	77	23.4	64,949	50.6	83,636	30.6
NYSE	1,264	0.9	-	-	35,932	28.0	37,196	13.6
LATIBEX	-	-	-	-	83	0.1	83	-
Other	298	0.2	252	76.6	49	-	599	0.2
TOTAL	145,031	100.0	329	100.0	128,295	100.0	273,655	100.0

33

ubject to rounding.

7.2 Stock Performance

		Common		Preferred "B"
Stock Performance (Jan - Jun/17)		(CPLE3 / ELPVY)		(CPLE6 / ELP / XCOP)
		Total	Daily average	Total	Daily average
B3	Number of Trades	27,438	223	483,873	3,934
	Volume Traded	9,217,500	74,939	87,492,400	711,320
	Trading Value (R$ thousand)	205,874	1,674	2,735,315	22,238
	Presence in Trading Sessions	123	100%	123	100%
NYSE	Volume Traded	153,984	1,791	67,161,036	537,288
	Trading Value (US$ thousand)	1,057	12	618,765	4,950
	Presence in Trading Sessions	86	68%	125	98%
LATIBEX	Volume Traded	-	-	1,430,546	14,748
	Trading Value (Euro thousand)	-	-	484	5
	Presence in Trading Sessions	-	-	97	76%

From January to June 2017, Copel’s common shares (ON - CPLE3) and class B preferred shares (PNB - CPLE6) were traded in 100% of the trading sessions of the B3 S.A. - Brasil, Bolsa, Balcão (B3).

The free float accounted for 45.0% of the Company’s capital. At the end of June 2017, the market value of Copel considering the prices of all markets was R$5,904.6 million.

Out of the 58 stocks that make up the Ibovespa index, Copel’s class B preferred shares accounted for 0.25% of the portfolio, with a Beta index of 1.2.

Copel also accounted for 5.5% of the B3’s Electric Power Index (IEE). In the Corporate Sustainability Index (ISE), Copel class B preferred shares accounted for 0.8%.

Copel’s common and class B preferred shares closed the period at R$19.00 and R$24.53, with a negative variation of 0.4% and 10.3% respectively. In the same period the Ibovespa had positive change of 4.4%.

On the New York Stock Exchange (NYSE), class B preferred shares, represented by American Depositary Shares (ADSs), were traded at Level 3, under the ticker ELP, in 98.0% of the trading sessions and closed the period at US$7.34, with a negative variation of 13.4%. Over this period, the Dow Jones Index positive by 8.0%.

On the Latibex (the Euro market for Latin American securities on the Madrid Stock Exchange), Copel’s class B preferred shares were traded under the ticker XCOP in 76% of the trading sessions and closed the period at €7.77, with a negative variation of 3.8%. In the same period the Latibex All Shares index had negative growth of 0.7%.

The table below summarizes Copel’s share prices in 2H17.

34

ubject to rounding.

		Ticker / Index	Price / Points		Var. (%)
			06.30.2017	12.31.2016
B3	CPLE3		R$ 19.00	R$ 19.08	(0.4)
	CPLE6		R$ 24.53	R$ 27.36	(10.3)
	Ibovespa		62,899	60,227	4.4
NYSE	ELP		US$ 7.34	US$ 8.48	(13.4)
	Dow Jones		21,350	19,763	8.0
LATIBEX	XCOP		€ 7.77	€ 8.08	(3.8)
	Latibex		1,799	1,812	(0.7)

7.3 Dividends and Interest on Own Capital

The table below presents the payments of dividends and interest on own capital as of 2011:

Type of Earning	Fiscal Year	Approved on	Paid on	Thousands of R$		R$ per Share
				(gross)	Common	Preferred "A"	Preferred "B"
Total	2011			421,091	1.46833	2.52507	1.61546
IOC¹	2011	08/11/11	09/15/11	225,814	0.78803	0.86706	0.86706
IOC	2011	04/26/12	05/29/12	195,277	0.68030	1.65801	0.74840
Total	2012			268,554	0.93527	2.52507	1.02889
IOC¹	2012	12/19/12	01/15/13	138,072	0.47920	2.52507	0.52720
Dividends	2012	04/25/13	05/23/13	130,482	0.45607	-	0.50169
Total	2013			560,537	1.95572	2.52507	2.15165
IOC¹	2013	11/13/13	12/16/13	180,000	0.62819	0.69111	0.69111
Dividends¹	2013	11/13/13	12/16/13	145,039	0.50617	0.55688	0.55688
Dividends	2013	04/24/14	05/28/14	235,498	0.82136	1.27708	0.90366
Total	2014			622,523	2.17236	2.52507	2.39000
IOC¹	2014	10/24/14	11/21/14	30,000	0.10469	0.11519	0.11519
Dividends¹	2014	10/24/14	11/21/14	350,770	1.22416	1.34678	1.34678
Dividends	2014	04/23/15	06/22/15	241,753	0.84351	1.06310	0.92803
Total	2015			326,795	1.13716	2.52507	1.25473
IOC	2015	04/28/16	06/15/16	198,000	0.68748	2.10511	0.76022
Dividends	2015	04/28/16	06/15/16	128,795	0.44968	0.41996	0.49451
Total	2016			506,213	1.76466	2.89050	1.94342
IOC	2016	04/28/17	06/30/17	282,947	0.98539	2.89050	1.08410
Dividends	2016	04/28/17	until 12/31/2017	223,266	0.77927	-	0.85932
¹ In advance

35

ubject to rounding.

8. Operating Performance

8.1 Power Generation

Assets in Operation

Copel Geração e Transmissão

Below is the main information of Copel GeT’s power station and the power produced in 2H17.

Power Plants	Installed	Assured Power	Generation	Concession
	Capacity (MW)	(Average MW)	(GWh)	Expires
Hydroelectric Power Plants	4,541.9	1,976.1	9,811.3
HPP Gov. Bento Munhoz da Rocha Netto (Foz do Areia)	1,676.0	576.0	2,441.5	09.17.2023
HPP Gov. Ney Aminthas de Barros Braga (Segredo)	1,260.0	603.0	3,193.9	11.15.2029
HPP Gov. José Richa (Salto Caxias)	1,240.0	605.0	3,140.0	05.04.2030
HPP Gov. Parigot de Souza(1)	78.0	32.7	185.5	01.05.2046
HPP Mauá (2)	185.2	100.8	555.1	07.02.2042
HPP Guaricana	36.0	16.1	101.1	08.16.2026
SHP Cavernoso II	19.0	10.6	37.4	02.27.2046
HPP Chaminé	18.0	11.6	62.8	08.16.2026
HPP Apucaraninha	10.0	6.7	39.3	10.12.2025
HPP Derivação do Rio Jordão	6.5	5.9	25.2	11.15.2029
HPP Marumbi	4.8	2.4	10.4	(3)
HPP São Jorge	2.3	1.5	7.8	12.03.2024
HPP Chopim I	2.0	1.5	4.3	(4)
HPP Cavernoso	1.3	1.0	0.9	01.07.2031
SHP Melissa	1.0	0.6	3.1	(4)
SHP Salto do Vau	0.9	0.6	2.7	(4)
SHP Pitangui	0.9	0.1	0.4	(4)
Thermal Power Plant	20.0	10.3	33.0
TTP Figueira	20.0	10.3	33.0	03.26.2019
Wind Energy Plants	2.5	0.5	1.8
UEE Eólica de Palmas (5)	2.5	0.5	1.8	09.28.2029
TOTAL	4,564.4	1,986.9	9,846.2
(1) Proportional to 30% of the energy of the plant. The other 70% a re a llocated in the physical guarantee of quota system.
(2) Refered to COPEL's participation (51% of power plant capacity of 363 MW).
(3) Submitted to ANEEL for ratifi cation.
(4) Power plants with no concession agreement, only required to be registered at ANEEL.
(5) Average wind plant generation.

On March 24, 2017 Copel GeT filed an agreement with Aneel with its intention to extend the granting of the TPP Figueira, noting, however, that it will sign the necessary contracts and/or additives only after knowing and accepting the contractual terms and the rules that will govern any process related to the extension of the grant.

36

ubject to rounding.

In addition, Copel GeT operates one plants under the quota system, as shown below:

Power Plants - Quota System	Installed Capacity (MW)	Assured Power (Average MW)	Service Provision Revenue² (jul.17 - jun.18) (R$ million)	Granting Fee (R$ million)	Concession Expires
HPP Gov. Pedro Viriato Parigot de Souza (GPS)¹	182.0	76.3	114.1	574.8	01.05.2046
HPP Rio dos Patos	1.7	1.0	-	-	-
TOTAL	183.7	77.3	114.1	574.8
(1) Proportional the energy allocated in the physical guarantee of quota system (70% of the energy of the plant). To that portion of energy, Copel GeT will not bear the hydrological risks or with the financial results of the MRE associated with the plant.
(2) Updated by Resolution nº 2,265, of July 4, 2017, of Aneel.

With respect to the Rio dos Patos facility, its operation has been suspended since September 2014 as a result of a flood damage occured in July of that same year.  We are currently in charge of the facility on a temporary basis, awaiting the decision of the MME on Aneel's recommendation for the extinction of the Rio dos Patos without the reversion of the assets to the granting power.

In view of this scenario, awaiting  the confirmation by MME, Copel is carrying out the pertinent analyzes regarding the best use to be made of the assets of this plant, as well as the necessary actions in case of reversion of the assets to Copel.

Wind Farms Complex

Copel has 11 wind farms in commercial operation, which generated 453.6 GWh in 2H17, as shown in the following chart:

Wind Farm	Auction ¹	Installed	Assured Power	Generation	Price ²	Expiration of
		Capacity (MW)	(Average MW)	(GWh)		Authorization
São Bento Energia, Invest. e Part. S.A.		94.0	46.3	174.9	208.86
GE Boa Vista S.A.		14.0	6.3	22.5	214.25	04.27.2046
GE Olho D'Água S.A.	2nd LFA	30.0	15.3	36.0	208.01	05.31.2046
GE São Bento do Norte S.A.	(08.26.2010)	30.0	14.6	60.2	208.01	05.18.2046
GE Farol S.A.		20.0	10.1	56.3	208.01	04.19.2046
Copel Brisa Potiguar S.A.		183.6	98.4	278.7	184.25
Nova Asa Branca I Energias Renováveis S.A.		27.0	14.2	41.5	210.23	04.24.2046
Nova Asa Branca II Energias Renováveis S.A.	2nd LFA	27.0	14.3	41.9	210.23	05.30.2046
Nova Asa Branca III Energias Renováveis S.A.	(08.26.2010)	27.0	14.5	30.8	210.23	05.30.2046
Nova Eurus IV Energias Renováveis S.A.		27.0	14.7	43.3	210.23	04.26.2046
Santa Maria Energias Renováveis S.A.	4th LER	29.7	15.7	37.6	147.67	05.07.2047
Santa Helena Energias Renováveis S.A.	(08.18.2011)	29.7	16.0	43.1	147.67	04.08.2047
Ventos de Santo Uriel S.A.		16.2	9.0	40.5	146.52	04.08.2047
Total		277.6	144.7	453.6	192.12
¹ LFA - Auction of Alternative Sources/ LER - Auction Reserve Enenergy.
² Price updated to March, 2017.

37

ubject to rounding.

Interest in Generation Projects

Copel holds interests in seven power generation projects at the operational stage, with a total installed capacity of 884.7 MW, 599.0 MW referred to Copel´s stake, as shown below:

Company	Installed Capacity	Assured Power	Partners	PPA signed with	Concession
	(MW)	(Average MW)			Expires
TPP Araucária			COPEL - 20%
(UEG Araucária)	484.1	390.3	COPEL GeT - 60%	¹	12.22.2029
			Petrobras - 20%
HPP Santa Clara	120.2	69.6	COPEL - 70%	COPEL Dis	05.28.2037
(Elejor)			Paineira Participações - 30%	Free customers
SHP Santa Clara I	3.6	2.8	COPEL - 70%	Free customers	12.18.1932
(Elejor)			Paineira Participações - 30%
HPP Fundão	120.2	65.8	COPEL - 70%	COPEL Dis	05.28.2037
(Elejor)			Paineira Participações - 30%	Free customers
SHP Fundão I	2.5	2.1	COPEL - 70%	Free customers	12.18.1932
(Elejor)			Paineira Participações - 30%
			COPEL - 23.03%	COPEL GeT	08.27.2033
HPP Dona Francisca	125.0	78.0	Gerdau - 51.82%	Gerdau
(DFESA)			Celesc - 23.03%	Celesc
			Desenvix - 2.12%	Desenvix
SHP Arturo Andreoli	29.1	20.4	COPEL - 35.77%	Free customers	04.23.2030
(Foz do Chopim)			Silea Participações - 64.23%

¹ Since February 1, 2014, the plant's operation has been under the responsibility of UEGA. The Araucária TPP does not have availability agreements and operates under the merchant model.

Interest in Wind Farms

Copel has 49% interest in the Voltalia São Miguel do Gostoso I Participações S.A. wind farm complex, in the State of Rio Grande do Norte. Whose energy was sold in the Fourth Reserve Energy Auction by under twenty-year contracts, with supply beginning in July, 2015, according to the table below.

Wind Farm	Installed Capacity¹	Assured Power	Price²	Start up	Stake (%)	Wind farm	Expiration of
	(MW)	(Average MW)				location	Authorization
Voltalia - São Miguel do Gostoso I Participações S.A. ³
Carnaúbas	27.0	13.1					04.08.2047
Reduto	27.0	14.4	143.24	Jul-15	49% COPEL	São Miguel do	04.15.2047
Santo Cristo	27.0	15.3			51% Voltalia	Gostoso (RN)	04.17.2047
São João	27.0	14.3					03.25.2047
Total	108.0	57.1	143.24
¹ The capacity envisaged in the Auction was altereed based on the characteristics of Acciona Windpower's equipment, respecting the volume of energy sold.
² Price updated to March 2017.

On June 17, 2017, the four wind farms comprising the São Miguel do Gostoso I Wind Complex were connected to the National Interconnected System (SIN). The Complex was able to start its operations in June 2015, when the construction of the complex was completed. Since then, the complex has received the total revenue of remuneration, in accordance with the public auction held in 2011.

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ubject to rounding.

Under Construction

Copel Geração e Transmissão

Copel GeT is building two hydroelectric power plants that will add 405 MW to its total installed capacity, as described below.

Power Plants	Contract	Installeed Capacity	Assured Power	Energy Sold in the	Supply Start	Price¹	CAPEX²	Concession
		(MW)	(Average MW)	(Average MW)		(R$/MWh)	(R$ million)	Expires
HPP Colíder	01/2011	300	178.1	125.0	01.01.2015	160.61	2,153.0	01.16.1946
100% Copel GeT	de 01.17.2011
HPP Baixo Iguaçu	02/2012
30% Copel GeT	de 08.20.2012	350	171.3	121.0	09.27.2018	167.15	685.8	09.14.2049
70% Geração Céu Azul S.A
Total³		650	349.4
¹ Adjusted by the IPCA up to March 2017. Font: CCEE.
² Adjusted for Copel's stake (considers own capital and third-party capital).
³ According to 2nd Amendment to the Concession Agreement, which including 756 days waiver of responsibility.

Colíder Hydroelectric Power Plant

In July 2010, Copel won the Aneel auction for the 35-year concession to build and operate the Colíder Hydroelectric Power Plant, in the Teles Pires river, in the state of Mato Grosso. The Colíder HPP will have an installed capacity of 300.0 MW and is located between the cities of Nova Canaã do Norte and Itaúba, with the cities of Colíder and Cláudia also being served by the future unit. The construction of the plant began in 2011 and around 93% of the works are complete. The dam, the spillway, the water supply and the powerhouse are concluded. The equipment manufacturing and the electromechanical assemblies of the plant are in progress, and the Generating Unit 01 is in its final assembly phase, and the works of deployment of the 64 km long transmission line, which will connect the To the Cláudia substation, are in fast pace.

As a result of force majeure and government acts during the implementation of the Colíder HPP, Copel Geração e Transmissão requested with Aneel a waiver of responsibility, totaling 644 days, related to the delay in the plant’s startup, initially scheduled for December 30, 2014. Copel GeT honored the Colíder HPP’s CCEAR commitments, totaling 125 average-MW, using uncontracted energy surplus from its other plants.

In October 2015, the Regional Federal Appellate Court of the 1st Region granted Copel GeT a preliminary relief exempting it from fines, penalties, charges and other burdens until the waiver of responsibility request is settled with ANEEL. The request was denied in June 2016, so Copel GeT filed an administrative appeal at Aneel, requesting the reconsideration of the ruling.

In March 2017, Aneel denied the administrative appeal of Copel GeT, but Copel submitted Aneel's ruling to the Regional Federal Court of the 1st Region, questioning the decision given that, from Copel's point of view, Aneel had not depleted the analysis of the request for reconsideration. The Court Judge of Appeals Souza Prudente complied with Copel's request and ruled in favor of maintaining the effects of the preliminary protection issued in October 2015. Finally, in early July 2017, Aneel tried and definitively denied Copel's lawsuit. However, considering the reasons that impacted the plant’s scheduled startup - force majeure and government acts during the implementation of the project - Copel will forward the matter to the Judiciary.

39

ubject to rounding.

The first generating unit’s startup is scheduled for April 2018, while the third and final generating unit is scheduled to go into operation in August 2018.

From a total assured power of 178.9 average-MW, established by MME (Ministry of Mines and Energy) Ordinance 213 of July 14, 2017, 125.0 average-MW are committed under a 30-year agreement, for the price of R$103.40/MWh, as of July 1, 2010 (annually adjusted by the IPCA consumer price index). The remaining 53.1 average-MW not sold under this agreement have not yet been contracted and are available for sale to large consumers in the free market.

On January 26, 2017, the Brazilian Energy Trading Chamber (CCEE) announced the results of the annual processing of the Compensation Mechanism of Surplus and Deficit (MCSD) of New Energy for the product from January 1 to December 31, 2017. Copel GeT participated in the reduction offer for the Colíder HPP’s Energy Commercialization Agreements in the Regulated Environment (CCEARs), obtaining a full reduction of the agreements (125 average-MW).

In addition, on February, 2017, the Energy Trading Chamber - CCEE announced the result of the processing of the new statements, backdating to 2016, for the MCSD of New Energy from July to December 2016. Copel GeT participated in the reduction offer of the Electric Power Trading Agreements in the Regulated Environment - CCEARs (Contratos de Comercialização de Energia no Ambiente Regulado) of the HPP Colíder, obtaining the reduction of the agreements in its entirety (average of 125 MW) from July 2016.

It should be noted that due to the preliminary protection issued by the TRF of the 1st Region, in October 2015, Copel GeT was already relieved to deliver the energy of the CCEARs in that period.

Baixo Iguaçu Hydroelectric Power Plant

Copel holds a 30% interest in the Baixo Iguaçu Consortium (CEBI). The purpose of the consortium is to build and operate the Baixo Iguaçu Hydroelectric Power Plant, with an installed capacity of 350.20 MW, located on the Iguaçu river, between the cities of Capanema and Capitão Leônidas Marques, and between HPP Governador José Richa and the Iguaçu National Park, in the State of Paraná. With an estimated total investment of R$2.3 billion, the first unit of the plant is expected to start operating in November 2018. The work on the construction site began in July 2013, with the excavation of the generation circuit, the earthworks of the construction site and the construction of the housing areas.

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ubject to rounding.

The beginning of the commercial generation of unit 1 is currently expected for the end of November 2018, and of units 2 and 3 for December 2018 and January 2019, respectively. The original schedule was changed due to the suspension of the Installation License, according to the ruling of the Regional Federal Court of the 4th Region (TRF-RS), which occurred on June 16, 2014, and paralyzed the construction works from July of that year. In March 2015, a ruling authorizing the resumption of the construction works was issued. However, the Chico Mendes Institute for Biodiversity Conservation (ICMBio) enforced additional constraints on the environmental licensing, which prevented the immediate resumption of the construction work. CEBI submitted to the Environmental Institute of Paraná (IAP) all the necessary information to comply with these constraints and, in August 2015, the license was issued. After the measures discussed and agreed with the Developer Consortium, on February 1, 2016, the construction work was fully resumed.

In August 2016, Aneel issued the 2nd Amendment to the Concession Agreement, in order to formalize the redefinition of HPP Baixo Iguaçu’s schedule, as well as its final closing date, acknowledging, in favor of CEBI, an exemption of liability for the delay in the implementation of the project for a period corresponding to 756 days, recommending to the MME the extension of the term of the grant and establishing that the CCEE must postpone the beginning of the supply period of the CCEARs for the period of the recognized exemption of liability.

At the construction site, the works are following the schedule established when the work was resumed. The assembly activities of the powerhouses and the spillway are fully in progress, as are the social and environmental programs

Wind Farm Complex

Copel Renováveis is expanding its energy generation matrix with renewable sources by building wind farm complexes in the State of Rio Grande do Norte, consisting of 13 projects with a total installed capacity estimated at 314.5 MW, as follows:

Cutia Wind Farm	Auction ¹	Installed Capacity	Assured Power	Price [4]	Start up	CAPEX	Premium Value	Wind farm location	Expiration of
		(MW) 2, 3	(Average MW)			(R$ million)	(R$ million)		Authorization
UEE Cutia S.A.		23.1	9.2	173.61				Pedra Grande	01.04.2042
UEE Guajiru S.A.		21.0	8.3	173.61				Pedra Grande	01.04.2042
UEE Esperança do Nordeste S.A.	6th LER	27.3	9.1	173.61				São Bento do Norte	05.10.2050
UEE Jangada S.A.	(10/31/2014)	27.3	10.3	173.61	Oct-17	1,318.0	9.4	São Bento do Norte	01.04.2042
UEE Maria Helena S.A.		30.0	12.0	173.61				São Bento do Norte	01.04.2042
UEE Paraíso dos Ventos do Nordeste		27.3	10.6	173.61				São Bento do Norte	05.10.2050
UEE Potiguar S.A.		27.3	11.5	173.61				São Bento do Norte	05.10.2050
CGE São Bento do Norte I S.A.		23.1	9.7	164.30				São Bento do Norte	08.03.2050
CGE São Bento do Norte II S.A.		23.1	10.0	164.30				São Bento do Norte	08.03.2050
CGE São Bento do Norte III S.A.	20th LEN	22.0	9.6	164.30	Jan-19	893.4	14.2	São Bento do Norte	08.03.2050
CGE São Miguel I S.A.	(11/28/2014)	21.0	8.7	164.30				São Bento do Norte	08.03.2050
CGE São Miguel II S.A.		21.0	8.4	164.30				São Bento do Norte	08.03.2050
CGE São Miguel III S.A.		21.0	8.4	164.30				São Bento do Norte	08.03.2050
Total		314.5	125.8	169.55		2,211.4	23.6
¹ Types of auctions: LER - Auction Reserve Energy / LEN - New Energy Aucti n.
² The installed capacity of the new projects can be optimized in relation to the registered at auctions.
³ The installed capacity of the wind farms was adjusted according to Aneel 's dispatches numbers: 1,248, 1,249, 1,250, 1,251, 1,252, 1,253, 1,254, 1,255, 1,256, 1,257 and 1,258 from May 8, 2017.
[4] Price updated to March 2017.

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ubject to rounding.

8.2 Transmission

Assets in Operation

The chart below shows the transmission concession agreements and the design of the substations park and the transmission lines in operation:

			TL	Substation		APR ¹	Concession
Subsidiary / SPC	Contract	Enterprise	Extension (km)	Amount	MVA	(R$ million)	Expiration
Copel GeT	060/2001[2]	Several	2,021	32	12,202	473.9	12.31.2042
Copel GeT	075/2001[3]	TL Bateias - Jaguariaiva	137	-	-	18.3	08.16.2031
Copel GeT	006/2008	TL Bateias - Pilarzinho	32	-	-	1.0	03.16.2038
Copel GeT	027/2009	TL Foz - Cascavel Oeste	116	-	-	10.9	11.18.2039
Copel GeT	015/2010	Cerquilho III Substation	-	1	300	4.5	10.05.2040
Copel GeT	022/2012		102	-	-	5.5	08.26.2042
Copel GeT	002/2013	TL Assis — Paraguaçu Paulista II	83	1	200	7.6	02.24.2043
Copel GeT	005/2014	TL Bateias - Curitiba Norte	31	1	300	8.3	01.28.2044
Copel GeT	021/2014	TL Foz do Chopim - Realeza	52	1	150	7.2	09.04.2044
Copel GeT	022/2014	TL Assis – Londrina	120	-	-	19	09.04.2044
Subtotal Copel GeT [4]			2,694	36	13,152	556.1
Costa Oeste		TL Cascavel Norte - Cascavel Oeste
Copel GeT - 51%	001/2012	TL Cascavel Norte - Umuarama Sul	159	1	300	5.5	01.11.2042
Eletrosul - 49%		Umuarama Sul Substation

Transm. Sul Brasileira
Copel GeT - 20%	004/2012	TL Nova Sta Rita - Camaquã	785	1	166	11.5	05.09.2042
Eletrosul - 80%

Caiuá Transmissora		TL Guaíra - Umuarama Sul
Copel GeT - 49%	007/2012	TL Cascavel Norte - Cascavel Oeste	136	2	700	9.5	05.09.2042
Elecnor - 51%		Santa Quitéria Substation / Cascavel Norte Substation

Integração Maranhense
Copel GeT - 49%	011/2012	TL Açailandia - Miranda II	365	-	-	15.2	05.09.2042
Elecnor - 51%

Marumbi
Copel GeT - 80%	008/2012	TL Curitiba - Curitiba Leste	29	1	672	13.5	05.09.2042
Eletrosul - 20%

Matrinchã
Copel GeT - 49%	012/2012	TL Paranaíta - Ribeirãozinho	1,005	3	-	87.4	05.09.2042
State Grid - 51%

Guaraciaba
Copel GeT - 49%	013/2012	LT Ribeirãozinho - Marimbondo	600	1	-	42.6	05.09.2042
State Grid - 51%
Paranaíba
Copel GeT - 24,5%	007/2013	TL Barreiras II - Pirapora II	953	-	-	30.1	05.01.2043
Furnas - 24,5%
State Grid - 51%
Subtotal SPCs [5]			4,032	9	1,838	215.3
Total			6,726	45	14,990	771.4
[1] Proportion to the participation of Copel in the venture. Updated according to Aneel Aproval Resolution No. 2.258/2017 06.27.2017
[2] Renewed contract pursuant to Law 12,783/13.
[3] From the 10.31.2018 APR will be reduced 50%.
[4] Consolidated Income.
[5] Equity in Earning of Subsidiaries.

Assets under Construction

Copel GeT is substantially increasing its share of the transmission segment through own investments and partnerships in SPCs. The projects have a joint total of 1,813 km of transmission lines and 4 substations and will generate APR of R$298.9 million of which refers to Copel Get stake. Copel’s interest in the transmission projects is available in the table below.

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ubject to rounding.

		Signing of					APR¹	CAPEX²			Concession
Subsidiary / SPC	Auction	Contract	Enterprise	State	km	Subst	(R$ million)	(R$ million)	Start up	Next Review	Expiration

Copel GeT	001/10	Oct-10	TL Araraquara II — Taubaté	SP	356	-	29.0	434.3	Jan-18	2021	10.05.2040

			TL Curitiba Leste - Blumenau						Mar-21
Copel GeT	005/15	Apr-16		PR / SC	230	3	108.6	560.9		2021	04.06.2046
			TL Baixo Iguaçu - Realeza						Mar-19

Subtotal Copel GeT					586	3	137.6	995.1		-

Mata de Santa Genebra
Copel GeT - 50,1%	007/13	May-14	TL Araraquara II - Bateias	SP / PR	885	1	113.9	817.6	Nov-17	2019	05.13.2044
Furnas - 49,9%

Cantareira
Copel GeT - 49%	001/14	Sep-14	TL Estreito - Fernão Dias	SP / MG	342	-	47.6	422.2	Mar-18	2019	09.04.2044
Elecnor - 51%
Subtotal SPC					1,227	1	161.4	1,239.8
Total					1,813	4	298.9	2,234.9
¹ Updated according to Aneel Ratification Resolution 1918/2015 / Adjusted for Copel's stake.
² Adjusted for Copel's stake (considers own capital and third-party capital).

8.3 Distribution

Concession agreement

In December 2015, the Company signed the fifth amendment to the Public Electricity Distribution Concession Agreement no. 46/1999 of Copel Distribuição S.A., extending the concession term to July 7, 2045.

The concession agreement imposes economic and financial efficiency and quality conditions. Failure to comply with the conditions for two consecutive years or any of the limits at the end of the first five years will result in the termination of the concession. From the sixth year following execution of the agreement, any breach of quality criteria for three consecutive years or economic and financial management criteria for two consecutive years will result in the opening of a forfeiture process.

The following chart shows the goals set for Copel Distribuição in the first 5 years of renovation:

Year	Economic and Financial Management	Quality (Limit Established)[1]		Quality Performed
		DECi²	FECi²	DECi²	FECi²

2016		13.61	9.24	10.82	7.23
2017	EBITDA[4] =0	12.54	8.74	-	-
2018	EBITDA[4] (-) QRR³= 0	11.23	8.24	-	-
2019	{Net Debt / [EBITDA[4] (-) QRR³]} = 1/ (0.8* SELIC5 )	10.12	7.74	-	-
2020	{Net Debt / [EBITDA[4] (-) QRR³]} = 1/ (1.11* SELIC5 )	9.83	7.24	-	-
[1] According to Aneel's Technical Note No. 0335/2015
² DECi – Equivalent Time of Interruption Caused by Internal Source per Consumer Unit; and FECi – Equivalent Frequency of Interruption Caused by Internal Source per
³ QRR: Regulatory Reintegration Quota or Regulatory Depreciation Expense. It will be the value set in the last Periodic Tariff Review - RTP, plus the IGP-M between the month prior to the RTP and the month prior to the period of twelve (12) months of the determination of economic and financial sustainability. In June/2016 set value was R$333.8 million.
4 EBITDA adjusted for the effects of post-employment benefits, provisions and PDV.
[5] Selic: limited to 12.87% p.y.

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ubject to rounding.

Operating Data

In the distribution business, Copel serves more than 4.5 million energy customers in 1,113 locations, belonging to 394 municipalities in State of Paraná and one in the State of Santa Catarina. Copel Distribuição operates and maintains the installations in the 13.8 kV, 34.5 kV, 69 kV, 138 kV and some of 230 kV voltage levels.

Voltage	Km	Substations	MVA
13.8 kV	104,987	-	-
34.5 kV	84,290	224	1,500
69 kV	695	34	2,335
88 kV [1]	-	-	5
138 kV	6,075	107	7,096
230 kV	129	-	-
Total	196,176	365	10,936
[1] Not automated.

Compact-Design Distribution Lines

Copel Distribuição has continued to implement compact-design distribution lines in urban areas with a high concentration of trees surrounding the distribution grids. This technology reduces the number of trees cut down or trimmed, and improves the quality of power supply by reducing the number of unplanned outages. In June 2017, the total length of compact-design distribution lines in operation was 9,211 km.

Secondary Isolated Lines

Copel Distribuição has also invested in low-voltage (127/220V) secondary isolated lines, which offer substantial advantages over regular overhead lines, including: improvement in DEC and FEC distribution performance indicators, defense against illegal connections, improved environmental conditions, reduced areas subject to tree trimming, improved safety, reduced voltage drops throughout the grid, and increased transformer useful life, due to the reduction of short-circuits, among other advantages. The total length of installed secondary isolated lines closed June 2017 at 16,789 km.

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ubject to rounding.

Quality of Supply

The two main indicators of power supply quality are DEC (outage duration) and FEC (outage frequency). The trends for these indicators, as well as for total time service, are shown below:

8.4 Telecommunications

Copel Telecomunicações has an optical backbone, a high capacity intermunicipal transmission network, and the access, a customer service network. The access network can be multi-point (GPON) or point-to-point (conventional), thus connecting the customer to the network's transmission Copel Telecom and providing the contracted services.

In June 2017, the backbone cable network extended for 10,140 km and the access network extended for 21.051 km. Currently, we serve the 399 municipalities in the State of Paraná and another 2 in the State of Santa Catarina.

Copel Telecomunicações Fiber Optic Network

Map of the State of Paraná

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ubject to rounding.

8.5 Equity Interests

Other Sectors

Copel holds interests in companies in the gas, telecommunications, sanitation and service sectors, as shown below:

Company	Sector	Partners

Dominó Holdings S.A.	Sanitation	COPEL - 49.0%
Andrade Gutierrez - 51.0%

COPEL - 8.8%
Cia. de Saneamento do Paraná - Sanepar	Sanitation	State of Paraná - 29.9%
Other - 61.3%
COPEL - 51.0%
Companhia Paranaense de Gás - Compagás	Gas	Mitsui Gás - 24.5%
Gaspetro - 24.5%
COPEL - 30.0%
Paraná Gás Exploração		Petra Energia - 30.0%
Oil and natural gas
e Produção S.A [1]		Bayar Participações -30.0%
Tucumann Engenharia - 10.0%

COPEL - 45.0%
Município de Londrina - 44.4%
Sercomtel S.A. Telecom	Telecommunications	Banco Itauleasing S.A. - 7.1%
Outros - 3.5%

Carbocampel S.A.	Coal mining	COPEL - 49.0%
Carbonífera Cambuí - 51.0%

COPEL - 48.0%
Copel Amec Ltda	Services	Amec - 47.5%
in liquidation		Lactec - 4.5%
[1] More information in item 8.6

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ubject to rounding.

8.6 New Projects

Project Portfolio

Copel holds interests in different power generation projects. When these projects go into commercial operation, they will add 323.0 MW of installed capacity to the Company's portfolio.

	Estimated Installed Capacity	Estimated Assured Power	COPEL' Stake
Project	(MW)¹	(Average MW)	(%)
SHP	88.0	52.0
Bela Vista	29.0	16.6	36.0
Dois Saltos	30.0	15.5	30.0
Salto Alemã	29.0	19.8	19.0
HPP	378.0	205.0
São Jerônimo	331.0	178.1	41.2
Salto Grande	47.0	26.9	35.8
WPP	149.1	79.6
Complexo Alto Oriente	48.3	24.7	100.0
Complexo Jandaia	100.8	54.9	100.0
Total	615.1	336.6
¹ The installed capacity of the new projects can be optimized in relation to the registered at auctions.

Copel, in partnership with the companies Brennand, Minas PCH and Silea, is also developing studies in the lower reaches of the Rio Chopim that will lead to the feasibility of another four (4) hydroelectric projects. As for wind power generation, there are studies for the feasibility of new wind farms in the State of Rio Grande do Norte, where Copel already has wind assets. The short-term objective is to register such projects in the EPE to enable participation in the upcoming auctions to be organized by the Federal Government. The technical characteristics may be adjusted until the effective energy commercialization of the projects, since Copel's engineering is conducting optimization studies, in order to make the projects more competitive.

Interest in Feasibility Study

Hydroelectric Potential Surveyed Along the Piquiri River

The feasibility studies for the four hydroelectric power plants making up the hydroelectric potential of the Piquiri River, in Paraná, were submitted by Copel GeT and accepted by Aneel in 2012. The following table features these plants, which have a joint installed capacity 459.3 MW:

	Project	Estimated Installed Capacity (MW)
HPP Apertados		139.0
HPP Comissário		140.0
HPP Foz do Piquiri		93.2
HPP Ercilândia		87.1
Total		459.3

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ubject to rounding.

Oil and Gas Exploration and Production (Paraná Gás

Exploração e Produção S.A)

On November 28, 2013, in the 12th round of Bids of the National Petroleum Agency (ANP), the consortium formed by Copel (30%), Bayar Participações (30%), Tucumann Engenharia (10%) and Petra Energia (30%) (the latter acting as operator) won the right to explore, develop and produce oil and natural gas in four blocks in an 11,327 km² area in the midwestern region of the State of Paraná. The consortium’s total investment will come to R$78.1 million in the first phase of exploration, for the term of four years granted by the ANP. Copel and its partners Bayar, Tucumann and Petra signed concession contracts for 2 blocks in May 2014. At the end of 2016, State Law No. 18.947/2016 was sanctioned, suspending por ten years the environmental licensing of any drilling or exploration activity of shale gas by the hydraulic fracturing method, better known as "fracking". The effects of this agreement on a concession and future actions are under evaluation by the Company.

9. Other Information

9.1 Human Resources

Copel’s workforce closed 2Q17 at 8,453 employees distributed. The table below shows employee number trends in the Company and its subsidiaries in the last four years:

Headcount	2014	2015	2016	2017
Geração e Transmissão	1,554	1,568	1,680	1,685
Distribuição	6,071	6,032	6,022	5,914
Telecomunicações	601	621	660	661
Holding	329	347	69	79
Comercialização	11	10	30	40
Renováveis	26	50	70	74
TOTAL	8,592	8,628	8,531	8,453

At the end of June, Copel Distribuição had 4,515,938 customers, representing a consumer-to-employee ratio of 763. Compagas, Elejor and UEG Araucária, companies in which Copel holds a majority interest, had 162, 7 and 17 employees, respectively.

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ubject to rounding.

9.2 Main Operational Indicators

		Installed
Generation		capacity	Transmission
		(MW)
Copel GeT			Copel GeT
In operation		4,746.4	In operation
Hydroeletric [1]	16	4,541.9	Transmission Lines (km)	2,694
Quota System	1	182.0	Substation (amount)	36
Thermal	1	20.0	Under construction
Wind power	1	2.5	Transmission Lines (km)	586
Under construction		405.0	Substation (amount)	3
Hydroeletric	2	405.0	Partnership
Wind Farms			In operation
In operation	11	277.6	Transmission Lines (km)	4,032
Under construction	13	314.5	Substation (amount)	9
Partnership			Under construction
In operation		651.9	Transmission Lines (km)	1,227
Hydroeletric	6	211.7	Substation (amount)	1
Thermal	1	387.3
Wind farms	4	52.9
			Copel Distribuition

			Distribution lines (km)	196,176
Copel Telecom
			Substations	365
Optical cables backbone network (km)		10,152	Installed power substations (MVA)	10,936
Optical cables access network (km)		21,051	Municipalities served	395
Cities served in Parana State		399	Locations served	1,113
Cities served in Santa Catarina State		2	Captive customers	4,515,938
			Customers by distribution employee	763
			DEC (in hundredths of an hour and minute)	5.38
			FEC (number of outages)	3.59

Administration

Total employees		8,453
Copel Geração e Transmissão		1,685	Copel Participações	40
Copel Distribuição		5,914	Copel Renováveis	74
Copel Telecomunicações		661	Copel Holding	79

[1] 30% of the Parigot de Souza HPP's assured energy become sold by Copel GeT as of January 1st , 2017.

49

ubject to rounding.

9.3 Conference Call 2Q17 Results

Information about 2Q17 Results Conference Call:

>        Friday, Augusto 11, 2017, at 15:00 p.m. (Brasília time)

>     Telephone: (+1 516) 300 1066

>     Code: Copel

A live webcast of the conference call will be available at: ir.copel.com

Please connect 15 minutes before the call.

Investor Relations – Copel

ri@copel.com

Telephone: (+ 55 41) 3222-2027

The information contained in this press release may contain forward-looking statements that reflect management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. Any statements, expectations, capabilities, plans and assumptions contained in this press release that do not describe historical facts such as statements regarding the declaration or payment of dividends, the direction of future operations, the implementation of relevant operating and financial strategies, the investment program, factors or trends affecting the Company’s financial condition, liquidity or results of operations are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and involve a number of risks and uncertainties. There is no guarantee that these results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

50

ubject to rounding.

Exhibit I – Consolidated Cash Flow Statement

		R$'000
Consolidated Cash Flow	1H17	1H16
Cash flows from operating activities
Net income for the period	585,664	1,132,667
Adjustments to reconcile net income with the cash provided by operating activities	1,293,655	1,563,122
Depreciation and Amortization	367,194	352,747
Unrealized monetary and exchange variations, net	476,794	338,361
Remuneration of accounts receivable related to the conces sion	(41,103)	(69,530)
Sectoral assets and liabilities res ult	80,184	1,254,487
Interest - bonus from the grant	(42,359)	(56,895)
Gain on remeasurement of the cas h flow from the RBSE as sets	(280,829)	(977,777)
Result of the renegotiation of the hydrological risk	-	(7,486)
Equity in earnings of subsidiaries	(82,998)	(104,709)
Income Tax and Social Contribution	388,775	579,128
Deferred Income Ta x and Social Contribution	33,506	(24,163)
Net operational provisions and reversals	197,225	56,816
Appropriation of actuarial calculation of post-employment benefits	48,215	64,424
Appropriation of pension and healthcare contribution	72,939	66,957
Provision for research and development and energy efficiency	53,885	48,507
Write off of intangible assets related to concess ion - goodwill	16	52
Write off of property, plant, a nd equipment	3,168	22,239
Write off of intangible assets	19,043	19,964
Decrese (increase) in assets	(156,585)	1,052,354
Increase (reduction) of liabilities	20,141	(1,425,266)
Income tax and social contribution paid	(248,647)	(729,125)
Charges on loans and financing paid	(175,304)	(172,767)
Charges paid debentures	(283,144)	(337,524)
Net cash generated by operating activities	1,035,780	1,083,461
Cash flows from investing activities
Bonds and securities	(8,280)	(62,237)
Loans to related parties	(5,145)	-
Receipt of loans to related parties	12,493	5,112
Additions in investments	(176,841)	(289,875)
Reduction of capital in investees	73,361	-
Additions to property, plant, a nd equipment	(564,075)	(603,887)
Financial participation of the cons umer - property, plant and equipment	-	40
Additions to intangible	(348,077)	(411,744)
Customer contributions	53,056	54,682
Net cash generated (used) by investing activities	(963,508)	(1,307,909)
Cash flows from financing activities	0	0
Loans and financing obtained	691,378	24,854
Debentures Iss ued	522,521	23,532
Amortization of principal amounts of loans and financing	(275,178)	(93,089)
Amortization of principal amounts of debentures	(371,238)	(29,672)
Dividends and interest on own capital paid	(197,880)	(353,587)
Net cash used by financing activities	369,603	(427,962)
Increase (decrease) in cash and cash equivalents	441,875	(652,410)
Cash and cash equivalents at the beginning of the year	982,073	1,480,727
Cash and cash equivalents at the end of the year	1,423,948	828,317
Variation in cash and cash equivalents	441,875	(652,410)

51

ubject to rounding.

Exhibit II – Financial Statements – Wholly Owned Subsidiaries

Income Statement – Copel Geração e Transmissão

							R$'000
Income Statement	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	782,694	1,073,542	1,753,147	(55.4)	1,856,236	2,504,862	(25.9)
Electricity sales to final customers	157,081	141,827	146,088	7.5	298,908	285,844	4.6
Electricity sales to distributors	480,577	557,416	446,973	7.5	1,037,993	880,136	17.9
Us e of the main transmission grid	126,538	298,800	1,047,297	(87.9)	425,338	1,124,588	(62.2)
Construction revenue	6,693	62,169	104,084	(93.6)	68,862	192,879	(64.3)
Other operating revenues	11,805	13,330	8,705	35.6	25,135	21,415	17.4
OPERATING COSTS AND EXPENSES	(411,580)	(433,249)	(440,420)	(6.5)	(844,829)	(831,200)	1.6
Electricity purchased for resale	(12,087)	(6,688)	(24,997)	(51.6)	(18,775)	(36,784)	(49.0)
Charges of main distribution and transmission grid	(73,375)	(74,857)	(65,009)	12.9	(148,232)	(130,485)	13.6
Personnel and management	(72,710)	(68,592)	(64,898)	12.0	(141,302)	(126,387)	11.8
Pension and healthcare plans	(14,193)	(14,213)	(14,832)	(4.3)	(28,406)	(29,821)	(4.7)
Materials and s upplies	(4,242)	(3,615)	(3,751)	13.1	(7,857)	(8,529)	(7.9)
Materials and s upplies for power eletricity	(7,680)	(4,334)	(7,009)	9.6	(12,014)	(10,994)	9.3
Third-party services	(26,967)	(26,203)	(26,501)	1.8	(53,170)	(50,467)	5.4
Depreciation and amortization	(68,859)	(69,307)	(65,866)	4.5	(138,166)	(139,885)	(1.2)
Provisions and reversals	(7,438)	(5,914)	(17,712)	(58.0)	(13,352)	(9,870)	-
Construction cost	(73,653)	(117,492)	(97,431)	(24.4)	(191,145)	(173,938)	9.9
Other cost and expenses	(50,376)	(42,034)	(52,414)	(3.9)	(92,410)	(114,040)	(19.0)
EQUITY IN EARNINGS OF SUBSIDIARIES	(20,809)	4,327	26,038	-	(16,482)	46,687	-
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	350,305	644,620	1,338,765	-	994,925	1,720,349	(42.2)
FINANCIAL RESULTS	(118,640)	(129,702)	(83,302)	-	(248,342)	(226,898)	-
Financial i ncome	12,289	10,416	20,747	(40.8)	22,705	34,064	(33.3)
Financial expenses	(130,929)	(140,118)	(104,049)	25.8	(271,047)	(260,962)	3.9
OPERATIONAL EXPENSES/ INCOME	231,665	514,918	1,255,463	(81.5)	746,583	1,493,451	(50.0)
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(84,776)	(171,962)	(416,861)	-	(256,738)	(489,631)	(47.6)
Income tax and social contribution on profit	(98,027)	(117,710)	(31,564)	210.6	(215,737)	(134,250)	60.7
Deferred income tax and social contribution on profit	13,251	(54,252)	(385,297)	-	(41,001)	(355,381)	-
NET INCOME (LOSS)	146,889	342,956	838,602	(82.5)	489,845	1,003,820	(51.2)
EBITDA	419,164	713,927	1,404,631 -	70.2	1,133,091	1,860,234	(39.1)

52

ubject to rounding.

Income Statement – Copel Distribuição

							R$'000
Income Statement	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
OPERATING REVENUES	2,160,696	2,004,319	1,843,505	17.2	4,165,015	3,929,433	6.0
El ectricity s ales to final customers	915,180	982,325	1,335,275	(31.5)	1,897,505	2,775,995	(31.6)
El ectricity s ales to distributors	243,880	112,287	134,056	81.9	356,167	290,703	22.5
Use of the main distribution grid	733,537	862,424	767,801	(4.5)	1,595,961	1,568,385	1.8
Construction revenue	165,402	152,628	188,853	(12.4)	318,030	366,194	(13.2)
Fair value of a ssets from the indemnity for the concession	1,303	4,861	113,083	(98.8)	6,164	121,733	(94.9)
Sectorial assets and liabilities result	67,793	(147,977)	(727,285)	-	(80,184)	(1,254,487)	(93.6)
Other operating revenues	33,601	37,771	31,722	5.9	71,372	60,910	17.2
OPERATING COSTS AND EXPENSES	(2,098,082)	(1,882,067)	(1,968,417)	6.6	(3,980,149)	(4,140,610)	(3.9)
El ectricity purchased for resale	(1,360,959)	(1,119,526)	(1,094,179)	24.4	(2,480,485)	(2,348,021)	5.6
Charges of main transmission grid	(81,680)	(106,649)	(161,014)	(49.3)	(188,329)	(370,154)	(49.1)
Personnel a nd management	(191,724)	(188,105)	(175,298)	9.4	(379,829)	(345,067)	10.1
Pension and healthcare plans	(37,528)	(38,693)	(38,660)	(2.9)	(76,221)	(77,680)	(1.9)
Materials and s upplies	(13,643)	(14,230)	(15,102)	(9.7)	(27,873)	(32,591)	(14.5)
Third-party s ervices	(88,782)	(81,432)	(87,410)	1.6	(170,214)	(172,314)	(1.2)
Depreciation and amortization	(72,262)	(70,981)	(68,886)	4.9	(143,243)	(135,176)	6.0
Provisions a nd reversals	(54,395)	(58,676)	(106,286)	(48.8)	(113,071)	(218,389)	(48.2)
Construction cost	(165,402)	(152,628)	(188,853)	(12.4)	(318,030)	(366,194)	(13.2)
Other cost a nd expenses	(31,707)	(51,147)	(32,729)	(3.1)	(82,854)	(75,024)	10.4
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	62,614	122,252	(124,912)	-	184,866	(211,177)	-
FINANCIAL RESULTS	(39,371)	15,701	26,090	0.0	(23,670)	55,480	-
Financial income	75,522	77,653	110,832	(31.9)	153,175	217,400	(29.5)
Financial expenses	(114,893)	(61,952)	(84,742)	35.6	(176,845)	(161,920)	9.2
OPERATIONAL EXPENSES/ INCOME	23,243	137,953	(98,822)	-	161,196	(155,697)	-
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(15,296)	(66,665)	34,592	-	(81,961)	52,320	-
Income tax and social contribution on profit	(1,591)	(50,424)	(157,613)	(99.0)	(52,015)	(388,187)	(86.6)
Deferred income tax and s ocial contribution on profit	(13,705)	(16,241)	192,205	-	(29,946)	440,507	-
NET INCOME (LOSS)	7,947	71,288	(64,230)	-	79,235	(103,377)	-
EBITDA	134,876	193,233	(56,026)	-	328,109	(76,001)	-

53

ubject to rounding.

Income Statement– Copel Telecomunicações

Income Statement	2Q17	1Q17	2Q16	Var.%	1H17	1H16	Var.%
	(1)	(2)	(3)	(1/3)	(4)	(5)	(4/5)
NET OPERATING REVENUES	93,124	87,691	78,376	18.8	180,815	156,461	15.6
Revenues from telecommunications	83,249	78,170	69,117	20.4	161,419	138,926	16.2
Other operating revenues	9,875	9,521	9,259	6.7	19,396	17,535	10.6
OPERATING COSTS AND EXPENSES	(65,934)	(65,528)	(54,078)	21.9	(131,462)	(111,524)	17.9
Personnel and management	(24,971)	(25,357)	(22,441)	11.3	(50,328)	(43,233)	16.4
Pension and healthcare plans	(3,600)	(3,744)	(4,613)	(22.0)	(7,344)	(9,427)	(22.1)
Materials and supplies	(604)	(568)	(687)	(12.1)	(1,172)	(1,042)	12.5
Third-party services	(15,678)	(14,707)	(10,537)	48.8	(30,385)	(20,614)	47.4
Depreciation and amortization	(9,699)	(9,299)	(8,544)	13.5	(18,998)	(16,940)	12.1
Provisions and reversals	(3,367)	(2,709)	(1,741)	93.4	(6,076)	(6,977)	(12.9)
Other cost a nd expenses	(8,015)	(9,144)	(5,515)	45.3	(17,159)	(13,291)	29.1
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	27,190	22,163	24,298	11.9	49,353	44,937	9.8
FINANCIAL RESULTS	(3,816)	(5,056)	(2,337)	-	(8,872)	(6,306)	-
Income tax and social contribution on profit	1,923	2,616	4,314	(55.4)	4,539	8,918	(49.1)
Deferred income tax and social contribution on profi t	(5,739)	(7,672)	(6,651)	(13.7)	(13,411)	(15,224)	(11.9)
OPERATIONAL EXPENSES / INCOME	23,374	17,107	21,961	6.4	40,481	38,631	4.8
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(7,727)	(5,588)	(7,191)	7.5	(13,315)	(12,692)	4.9
Income tax and social contribution on profit	(8,441)	(7,541)	(6,772)	24.7	(15,982)	(14,970)	6.8
Deferred income tax and social contribution on profi t	714	1,953	(419)	-	2,667	2,278	17.1
NET INCOME (LOSS)	15,647	11,519	14,770	5.9	27,166	25,939	4.7
EBITDA	36,889	31,462	32,842	12.3	68,351	61,877	10.5

54

ubject to rounding.

Exhibit III – Financial Statements by Company

Balance Sheet by Company

55

ubject to rounding.

Assets - Jun-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	1,035,435	2,813,904	82,785	154,967	71,632	267,878	302,372	805,423	(236,176)	5,298,220
Cash and cash equivalents	345,946	288,700	6,830	61,442	33,890	21,212	193,448	472,480	-	1,423,948
Bonds and securities	223	-	-	-	-	221,547	1,205	90	-	223,065
Collaterals and escrow a ccounts	-	1,381	-	146	-	-	-	129	-	1,656
Customers	258,021	1,943,529	46,502	81,436	23,931	-	60,246	-	(49,205)	2,364,460
Dividends receivable	59,821	-	-	-	-	-	7,377	54,742	(67,255)	54,685
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	80,425	-	80,425
Account receivable related to concession	225,818	-	-	-	-	-	-	-	-	225,818
Other current receivables	71,106	278,963	4,547	8,745	4,363	13,560	7,160	8,741	(6,083)	391,102
Inventories	28,354	81,975	8,135	2,422	-	-	-	-	-	120,886
Income tax and social contribution	27,466	139,892	10,843	507	-	8,021	8,320	60,888	-	255,937
Other current recoverable taxes	11,177	61,164	5,916	-	-	3,538	2,434	267	-	84,496
Prepaid expenses	7,503	18,300	12	269	9,448	-	-	-	-	35,532
Related parties	-	-	-	-	-	-	22,182	127,661	(113,633)	36,210
NON-CURRENT	13,983,584	7,488,719	853,715	439,194	616,038	353,292	2,641,113	17,064,303	(16,693,621)	26,746,337
Long Term Assets	3,687,644	1,873,318	84,110	220,782	33,083	57,171	222,977	2,403,966	(136,651)	8,446,400
Bonds a nd s ecurities	96,922	972	-	6,945	-	-	101,496	-	-	206,335
Other temporary investments	-	-	-	-	-	-	73,361	413,622	-	486,983
Collaterals and escrow accounts	-	75,728	-	-	-	-	-	-	-	75,728
Customers	111,953	120,472	42,366	-	-	-	-	-	-	274,791
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,403,023	-	1,403,023
Judicial deposits	90,376	333,566	11,784	2,103	78	10,813	373	139,908	-	589,001
Account receivable related to concession	3,229,439	636,020	-	95,983	-	-	-	-	-	3,961,442
Accounts receivable related to the concession extension	67,633	-	-	-	-	-	-	-	-	67,633
Other receivables	16,482	46,552	90	69,736	-	-	-	-	-	132,860
Income tax and social contribution	622	16,662	-	-	-	-	-	142,271	-	159,555
Deferred income tax and social contribution	-	586,355	20,768	45,883	25,424	46,358	-	86,040	-	810,828
Other recoverable taxes	61,496	44,499	9,102	-	-	-	27	15	-	115,139
Prepaid Expenses	12,721	-	-	132	7,581	-	-	-	-	20,434
Receivables from subsidiaries	-	12,492	-	-	-	-	47,720	219,087	(136,651)	142,648
Investments	4,112,013	1,362	-	-	-	-	688,366	14,655,936	(16,953,536)	2,504,141
Property, Plant and Equipment, net	6,089,328	-	751,907	-	405,913	295,920	1,728,750	792	-	9,272,610
Intangible Assets	94,599	5,614,039	17,698	218,412	177,042	201	1,020	3,609	396,566	6,523,186
TOTAL	15,019,019	10,302,623	936,500	594,161	687,670	621,170	2,943,485	17,869,726	(16,929,797)	32,044,557
¹ Wind Farms, Copel Renováveis and Copel Comercialização

56

ubject to rounding.

Assets - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Eliminations	Consolidated
CURRENT	700,532	2,588,602	89,471	135,292	76,231	328,563	474,157	698,488	(688,346)	4,402,990
Cash a nd cash equivalents	125,165	330,810	12,651	35,309	38,483	19,644	373,915	46,096	-	982,073
Bonds and securities	13,301	-	-	-	-	287,792	1,156	149	-	302,398
Collaterals a nd escrow a ccounts	-	1,056	-	110	-	-	-	128	-	1,294
Customers	298,189	1,783,081	45,948	78,292	24,362	-	46,524	-	(59,041)	2,217,355
Dividends receivable	66,178	-	-	-	-	-	10,559	485,263	(490,242)	71,758
Account receivable related to concession	65,595	-	-	-	-	-	-	-	-	65,595
Other current receivables	66,821	192,465	3,674	17,452	4,174	11,086	6,538	8,736	(4,013)	306,933
Inventories	28,182	90,591	9,003	2,861	-	-	-	-	-	130,637
Income tax and s ocial contribution	5,169	115,908	12,536	830	-	7,873	4,737	41,899	-	188,952
Other current recoverable taxes	4,444	54,749	5,608	-	-	2,168	765	197	-	67,931
Prepaid expenses	9,506	19,889	51	438	9,212	-	-	-	-	39,096
Related parties	17,982	53	-	-	-	-	29,963	116,020	(135,050)	28,968
NON-CURRENT	13,448,496	7,485,975	767,039	391,185	632,457	356,875	2,339,326	16,622,075	(16,012,209)	26,031,219
Long Term Assets	3,503,258	1,971,232	79,853	152,676	35,700	49,123	141,104	2,506,318	(137,110)	8,302,154
Bonds and s ecurities	92,817	1,467	-	6,636	-	-	94,176	-	-	195,096
Other temporary i nvestments	-	-	-	-	-	-	-	408,297	-	408,297
Collaterals and escrow accounts	-	73,074	-	-	-	-	-	-	-	73,074
Customers	111,953	117,459	41,374	-	-	-	-	-	-	270,786
CRC transferred to the State Government of Paraná	-	-	-	-	-	-	-	1,522,735	-	1,522,735
Judicial deposits	76,822	410,737	10,815	2,159	78	2,765	295	153,932	-	657,603
Account receivable related to concession	3,050,151	614,806	-	83,378	-	-	-	-	-	3,748,335
Accounts receivable related to the concession extension	67,401	-	-	-	-	-	-	-	-	67,401
Other receivables	15,185	47,087	90	11,189	-	-	-	-	-	73,551
Income tax and s ocial contribution	608	16,143	-	-	-	-	-	153,216	-	169,967
Deferred income tax and social contribution	-	616,301	18,101	49,181	26,074	46,358	-	47,462	-	803,477
Other recoverable taxes	72,419	49,174	9,473	-	-	-	27	15	-	131,108
Prepaid Expenses	15,902	-	-	133	9,548	-	-	-	-	25,583
Receivables from subsidiaries	-	24,984	-	-	-	-	46,606	220,661	(137,110)	155,141
Investments	3,819,530	1,362	-	-	-	-	680,331	14,111,959	(16,278,232)	2,334,950
Property, Plant and Equipment, net	6,026,605	-	667,443	-	414,840	307,504	1,517,281	630	-	8,934,303
Intangible Assets	99,103	5,513,381	19,743	238,509	181,917	248	610	3,168	403,133	6,459,812
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms, Copel Renováveis and Copel Comercialização

57

ubject to rounding.

Liabilities - Jun-17	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	O her¹	Holding	Eliminations	Consolidated
CURRENT	1,808,053	2,805,964	221,127	226,172	134,072	44,353	433,639	1,097,367	(235,659)	6,535,088
Social charges and accruals	71,941	177,088	23,158	5,709	341	275	5,889	8,510	-	292,911
Ass ociated companies and parent company	-	-	89,956	-	-	-	23,653	5	(113,614)	-
Suppliers	132,079	855,860	56,679	185,858	3,371	12,785	331,521	3,675	(54,007)	1,527,821
Income Tax and Social Contribution payable	150,197	-	3,969	1,545	22,328	-	3,543	-	-	181,582
Other taxes	77,462	177,159	6,396	7,009	2,064	567	2,464	295	-	273,416
Loans and financing	723,633	261,852	5,940	-	-	-	28,946	444,649	(783)	1,464,237
Debentures	494,957	557,992	2,751	25,077	40,488	-	20,044	342,353	-	1,483,662
Dividends payable	-	-	28,910	-	-	30,718	13,772	297,125	(67,255)	303,270
Pos t employment benefits	12,038	33,932	1,860	-	-	-	39	191	-	48,060
Cus tomer charges due	7,146	136,793	-	-	-	-	-	-	-	143,939
Research a nd development a nd energy efficiency	55,099	133,138	-	-	6,806	-	-	-	-	195,043
Payables related to concession	4,228	-	-	-	57,572	-	-	-	-	61,800
Sectorial financial liabilities	-	393,440	-	-	-	-	-	-	-	393,440
Other accounts payable	79,273	78,710	1,508	974	1,102	8	3,768	564	-	165,907
NON-CURRENT	4,610,458	2,519,113	242,052	45,345	457,442	21,050	697,144	1,577,561	(153,591)	10,016,574
Ass ociated companies and parent company	-	-	-	-	-	-	49,022	-	(49,022)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	216,267	-	-	-	-	-	4,831	-	-	221,098
Tax l iabilities	181,127	124,460	7,696	-	464	3,117	382	2,238	-	319,484
Loans and financing	1,691,736	522,087	13,263	-	-	-	344,379	559,852	(88,148)	3,043,169
Debentures	1,654,276	493,549	174,151	29,936	10,179	-	268,397	850,181	-	3,480,669
Pos t-employment benefits	206,504	495,749	31,635	4,826	-	-	3,811	3,682	-	746,207
Research a nd development a nd energy efficiency	60,789	222,226	-	-	-	17,933	-	-	-	300,948
Payables related to the concession	43,218	-	-	-	446,799	-	-	-	-	490,017
Sectorial financial liabilities	-	69,848	-	-	-	-	-	-	-	69,848
Other payables	21,310	-	-	10,350	-	-	26,109	-	(16,421)	41,348
Tax, social security, l abor and civil provisions	498,520	591,194	15,307	233	-	-	213	161,608	-	1,267,075
EQUITY	8,600,508	4,977,546	473,321	322,644	96,156	555,767	1,812,702	15,194,798	(16,540,547)	15,492,895
Attributable to controlling shareholders	8,600,508	4,977,546	473,321	322,644	96,156	555,767	1,812,702	15,194,798	(16,838,644)	15,194,798
Capital	5,459,598	4,746,053	316,098	220,966	35,503	707,440	747,375	7,910,000	(12,233,033)	7,910,000
Advance for Future Capital Increase	-	-	-	-	-	-	1,838,392	-	(1,838,392)	-
Equity valuation adjustments	918,206	31,271	6,058	(406)	256	-	(1,338)	965,470	(954,047)	965,470
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,776	792,716	(600,009)	792,716
Retained earnigs	1,268,451	-	106,387	56,429	-	-	38,833	4,939,717	(1,470,100)	4,939,717
Additional propos ed dividends	-	-	-	-	-	-	15,883	-	(15,883)	-
Accrued earnings (losses)	526,358	79,235	27,166	23,016	53,297	(151,673)	(830,219)	586,895	272,820	586,895
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	298,097	298,097
TOTAL	15,019,019	10,302,623	936,500	594,161	687,670	621,170	2,943,485	17,869,726	(16,929,797)	32,044,557
¹ Wind Farms , Copel Renováveis and Copel Participações

58

ubject to rounding.

Liabilities - Dec-16	Geração e Transmissão	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Oth r¹	Holding	Eliminations	Consolidated
CURRENT	1,708,931	2,740,992	172,651	180,133	142,222	62,253	268,120	1,069,839	(689,105)	5,656,036
Social charges and accruals	71,249	178,348	21,159	6,529	259	261	4,419	5,573	-	287,797
Associated companies and parent company	-	135	85,490	-	-	-	49,351	-	(134,976)	-
Suppliers	136,139	867,410	15,753	136,869	3,193	30,494	126,607	2,225	(63,051)	1,255,639
Income Tax and Social Contribution payable	18,329	-	-	6,438	14,453	-	2,234	-	-	41,454
Other taxes	124,805	145,664	9,482	6,938	2,039	770	4,884	412	-	294,994
Loans and financing	684,078	299,299	5,932	-	-	-	28,981	453,288	(836)	1,470,742
Debentures	170,923	524,036	2,764	21,826	40,488	-	20,013	351,148	-	1,131,198
Dividends payable	261,685	149,500	28,910	1,176	12,281	30,718	16,377	256,426	(490,242)	266,831
Post employment benefits	12,156	33,649	1,868	-	-	-	33	188	-	47,894
Customer charges due	6,379	135,333	-	-	-	-	-	-	-	141,712
Research a nd development and energy efficiency	64,409	160,947	-	-	6,157	-	-	-	-	231,513
Payables related to concession	4,107	-	-	-	62,103	-	-	-	-	66,210
Sectorial financial liabilities	-	155,261	-	-	-	-	-	-	-	155,261
Other accounts payable	154,672	91,410	1,293	357	1,249	10	15,221	579	-	264,791
NON-CURRENT	4,379,635	2,506,487	237,704	46,716	486,765	20,422	703,229	1,386,559	(144,790)	9,622,727
Associated companies and parent company	-	-	-	-	-	-	46,685	-	(46,685)	-
Suppliers	36,711	-	-	-	-	-	-	-	-	36,711
Deferred income tax and social contribution	175,265	-	-	-	-	-	3,165	-	-	178,430
Tax liabilities	173,483	117,054	7,389	-	-	2,841	304	2,075	-	303,146
Loans and financing	1,228,746	502,161	16,094	-	-	-	356,147	562,072	(89,669)	2,575,551
Debentures	1,984,421	492,188	171,420	39,960	30,496	-	275,175	665,951	-	3,659,611
Post-employment benefits	199,495	480,246	30,313	4,826	-	-	3,574	3,517	-	721,971
Research a nd development and energy efficiency	50,995	183,800	-	-	-	17,581	-	-	-	252,376
Payables related to the concession	43,063	-	-	-	456,269	-	-	-	-	499,332
Sectorial financial liabilities	-	123,731	-	-	-	-	-	-	-	123,731
Other payables	20,579	-	-	257	-	-	18,125	-	(8,436)	30,525
Tax, social security, labor and civil provisions	466,877	607,307	12,488	1,673	-	-	54	152,944	-	1,241,343
EQUITY	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(15,866,660)	15,155,446
Attributable to controlling shareholders	8,060,462	4,827,098	446,155	299,628	79,701	602,763	1,842,134	14,864,165	(16,157,941)	14,864,165
Capital	4,429,898	4,176,841	316,097	220,966	35,503	707,440	905,376	7,910,000	(10,792,121)	7,910,000
Advance for Future Capital Increase	979,500	498,000	-	-	-	-	1,566,180	-	(3,043,680)	-
Equity valuation adjustments	954,718	31,270	6,058	(406)	256	-	(1,338)	998,466	(990,558)	998,466
Legal Reserves	427,895	120,987	17,612	22,639	7,100	-	3,848	792,716	(600,081)	792,716
Retained earnigs	1,268,451	-	106,388	56,429	-	-	38,831	5,162,983	(1,470,099)	5,162,983
Additional proposed dividends	-	-	-	-	36,842	-	16,711	-	(53,553)	-
Accrued earnings (l oss es)	-	-	-	-	-	(104,677)	(687,474)	-	792,151	-
Attributable to noncontrolling interests	-	-	-	-	-	-	-	-	291,281	291,281
TOTAL	14,149,028	10,074,577	856,510	526,477	708,688	685,438	2,813,483	17,320,563	(16,700,555)	30,434,209
¹ Wind Farms , Copel Renováveis and Copel Participações

59

ubject to rounding.

Income Statement by Company

Income Statement 2Q17	Geração e Transmissão	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
		Generation	Transmission

NET OPERATING INCOME	782,694	646,867	135,827	2,160,696	93,124	126,005	73,989	-	78,606	-	(141,885)	3,173,229
Electricity sales to fi nal customers	157,081	157,081	-	915,180	-	-	-	-	20,228	-	(766)	1,091,723
Electricity sales to distributors	480,577	480,577	-	243,880	-	-	73,989	-	58,261	-	(82,877)	773,830
Use of the main dis tribution and transmission grid (TUSD/ TUST)	126,538	-	126,538	733,537	-	-	-	-	-	-	(27,689)	832,386
Construction revenue	6,693	-	6,693	165,402	-	3,315	-	-	-	-	-	175,410
Fair value of assets from the indemnity for the concession	-	-	-	1,303	-	(2,187)	-	-	-	-	-	(884)
Telecommunications	-	-	-	-	83,249	-	-	-	-	-	(8,024)	75,225
Distribution of piped gas	-	-	-	-	-	124,877	-	-	-	-	-	124,877
Sectoral as sets and liabilities result	-	-	-	67,793	-	-	-	-	-	-	-	67,793
Other operating revenues	11,805	9,209	2,596	33,601	9,875	-	-	-	117	-	(22,529)	32,869
OPERATING COSTS AND EXPENSES	(411,580)	(280,714)	(130,866)	(2,098,082)	(65,934)	(108,339)	(22,669)	(23,507)	(113,598)	(10,973)	155,298	(2,699,384)
Energy purchased for resale	(12,087)	(12,087)	-	(1,360,959)	-	-	(6,602)	-	(42,398)	-	83,576	(1,338,470)
Charges of the main dis tribution and transmission grid	(73,375)	(73,375)	-	(81,680)	-	-	(2,875)	(5,911)	(3,829)	-	27,491	(140,179)
Personnel and management	(72,710)	(43,874)	(28,836)	(191,724)	(24,971)	(7,767)	(924)	(630)	(8,701)	(11,715)	-	(319,142)
Private pension and health plans	(14,193)	(8,610)	(5,583)	(37,528)	(3,600)	(728)	(23)	(84)	(833)	(1,027)	-	(58,016)
Materials	(4,242)	(3,047)	(1,195)	(13,643)	(604)	(556)	(114)	(101)	(76)	(252)	-	(19,588)
Raw material and supplies - energy production	(7,680)	(7,680)	-	-	-	-	-	(747)	-	-	-	(8,427)
Natural gas and s upplies for gas bus iness	-	-	-	-	-	(87,496)	-	-	-	-	-	(87,496)
Third-party services	(26,967)	(20,925)	(6,042)	(88,782)	(15,678)	(5,693)	(3,006)	(9,464)	(4,679)	(3,920)	28,513	(129,676)
Depreciation and amortization	(68,859)	(67,668)	(1,191)	(72,262)	(9,699)	(7,249)	(6,825)	(5,983)	(12,940)	(299)	-	(184,116)
Provisions and reversals	(7,438)	3,359	(10,797)	(54,395)	(3,367)	(364)	-	-	(44,726)	(1,650)	13,414	(98,526)
Construction cost	(73,653)	-	(73,653)	(165,402)	-	(3,315)	-	-	-	-	-	(242,370)
Other operating cos ts and expenses	(50,376)	(46,807)	(3,569)	(31,707)	(8,015)	4,829	(2,300)	(587)	4,584	7,890	2,304	(73,378)
EQUITY IN EARNINGS OF SUBSIDIARIES	(20,809)	(65,473)	44,664	-	-	-	-	-	(31,948)	189,702	(87,660)	49,285
OPERATIONAL EXPENSES / INCOME	350,305	300,680	49,625	62,614	27,190	17,666	51,320	(23,507)	(66,940)	178,729	(74,247)	523,130
FINANCIAL RESULTS	(118,640)	(106,953)	(11,687)	(39,371)	(3,816)	(674)	(617)	546	(34,789)	(64,880)	-	(262,241)
Income tax and social contribution on profit	12,289	8,565	3,724	75,522	1,923	1,223	14,653	791	681	30,643	(2,496)	135,229
Deferred income tax and social contribution on profi t	(130,929)	(115,518)	(15,411)	(114,893)	(5,739)	(1,897)	(15,270)	(245)	(35,470)	(95,523)	2,496	(397,470)
EARNINGS BEFORE INCOME TAXES	231,665	193,727	37,938	23,243	23,374	16,992	50,703	(22,961)	(101,729)	113,849	(74,247)	260,889
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(84,776)	(87,799)	3,023	(15,296)	(7,727)	(5,773)	(17,251)	-	(5,276)	26,191	-	(109,908)
NET INCOME	146,889	105,928	40,961	7,947	15,647	11,219	33,452	(22,961)	(107,005)	140,040	(74,247)	150,981
Attributed to controlling shareholders	-	105,928	40,961	7,947	15,647	5,722	23,416	(18,368)	(107,005)	140,040	-	140,040
Attributed to non-controlling interest	-	-	-	-	-	5,497	10,036	(4,593)	-	-	-	10,941
EBITDA	419,164	368,348	50,816	134,876	36,889	24,915	58,145	(17,524)	(54,000)	179,028	(74,247)	707,246
¹ Wind Farms, Copel Renováveis and Copel Participações

60

ubject to rounding.

R$'000
Income Statement 2Q16	Geraçação e Transmissão	Geração e Transmissão		Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
		Generation	Transmission
NET OPERATING INCOME	1,753,147	599,941	1,153,206	1,843,505	78,376	145,621	64,313	1,353	58,216	-	(136,606)	3,807,925
Electricity sales to final customers	146,088	146,088	-	1,335,275	-	-	-	-	-	-	(1,001)	1,480,362
Electricity sales to distributors	446,973	446,973	-	134,056	-	-	64,313	1,353	58,216	-	(75,966)	628,945
Use of the main distribution and transmission grid (TUSD/ TUST)	1,047,297	-	1,047,297	767,801	-	-	-	-	-	-	(23,770)	1,791,328
Construction revenue	104,084	-	104,084	188,853	-	8,355	-	-	-	-	-	301,292
Fair value of assets from the indemnity for the concession	-	-	-	113,083	-	286	-	-	-	-	-	113,369
Telecommunications	-	-	-	-	69,117	-	-	-	-	-	(7,624)	61,493
Distribution of piped gas	-	-	-	-	-	136,980	-	-	-	-	(10,004)	126,976
Sectoral assets and liabilities result	-	-	-	(727,285)	-	-	-	-	-	-	-	(727,285)
Other operating revenues	8,705	6,880	1,825	31,722	9,259	-	-	-	-	-	(18,241)	31,445
OPERATING COSTS AND EXPENSES	(440,421)	(300,563)	(139,858)	(1,968,417)	(54,078)	(121,679)	(26,884)	(42,636)	(30,284)	165,579	135,885	(2,382,935)
Energy purchased for resale	(24,997)	(24,997)	-	(1,094,179)	-	-	(10,910)	-	(37)	-	76,350	(1,053,773)
Charges of the main distribution and transmission grid	(65,009)	(65,009)	-	(161,014)	-	-	(2,384)	(5,327)	(3,648)	-	24,387	(212,995)
Personnel and management	(64,898)	(42,686)	(22,212)	(175,298)	(22,441)	(9,119)	(905)	(814)	(5,417)	(6,480)	-	(285,372)
Private pension and health plans	(14,832)	(9,730)	(5,102)	(38,660)	(4,613)	(661)	(23)	(74)	(1,314)	(2,343)	-	(62,520)
Materials	(3,751)	(2,630)	(1,121)	(15,102)	(687)	(405)	(101)	(96)	(68)	(119)	-	(20,329)
Raw material and supplies - energy production	(7,009)	(7,009)	-	-	-	-	-	(10,713)	-	-	10,004	(7,718)
Natural gas and supplies for gas business	-	-	-	-	-	(85,114)	-	-	-	-	-	(85,114)
Third-party services	(26,501)	(20,685)	(5,816)	(87,410)	(10,537)	(5,074)	(3,035)	(19,203)	(4,159)	(5,336)	25,188	(136,067)
Depreciation and amortiza tion	(65,866)	(65,059)	(807)	(68,886)	(8,544)	(6,002)	(6,721)	(5,428)	(11,971)	(293)	-	(173,711)
Provisions and reversals	(17,712)	(11,986)	(5,726)	(106,286)	(1,741)	(535)	-	-	(42)	190,541	20	64,245
Construction cost	(97,431)	-	(97,431)	(188,853)	-	(8,355)	-	-	-	-	-	(294,639)
Other operating costs and expenses	(52,415)	(50,772)	(1,643)	(32,729)	(5,515)	(6,414)	(2,805)	(981)	(3,628)	(10,391)	(64)	(114,942)
EQUITY IN EARNINGS OF SUBSIDIARIES	26,038	4,476	21,562	-	-	-	-	-	22,308	820,042	(811,573)	56,815
PROFIT BEFORE FINANCIAL RESULTS AND TAXES	1,338,764	303,854	1,034,910	(124,912)	24,298	23,942	37,429	(41,283)	50,240	985,621	(812,294)	1,481,805
FINANCIAL RESULTS	(83,302)	(53,762)	(29,540)	139,173	(2,337)	675	(29,247)	12,801	(12,690)	101,933	742	14,379
Income tax and s ocial contribution on profit	20,747	18,922	1,825	110,832	4,314	3,390	864	13,189	6,881	173,234	(600)	332,851
Deferred income tax and social contribution on profit	(104,049)	(72,684)	(31,365)	(84,742)	(6,651)	(3,001)	(30,111)	(388)	(19,571)	(71,301)	1,342	(318,472)
EARNINGS BEFORE INCOME TAXES	1,255,462	250,092	1,005,370	14,261	21,961	24,617	8,182	(28,482)	37,550	1,087,554	(811,552)	1,496,184
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(416,861)	(82,290)	(334,571)	34,592	(7,191)	(8,628)	(2,776)	-	(4,148)	(94,594)	-	(499,606)
NET INCOME	838,601	167,802	670,799	48,853	14,770	15,989	5,406	(28,482)	33,402	992,959	(811,552)	996,578
Attributed to controlling shareholders	(165,218)	167,802	670,799	(64,230)	14,770	8,010	3,784	(22,786)	33,402	992,959	143,722	992,959
Attributed to non-controlling interest	-	-	-	-	-	7,693	1,622	(5,696)	-	-	-	3,619
EBITDA	1,404,630	368,913	1,035,717	(56,026)	32,842	29,944	44,150	(35,855)	62,211	985,914	(812,294)	1,655,516
¹ Wind Farms, Copel Renováveis and Copel Participações

61

ubject to rounding.

	Geração e Transmissão
Income Statement 1H17	Generation	Transmission	Distribuição	Telecom	Compagas	Elejor	UEG Araucária	Other¹	Holding	Elimin. e Reclassif.	Consolidated
NET OPERATING INCOME	1,355,820	500,416	4,165,015	180,815	249,709	142,746	-	150,889	-	(275,170)	6,470,240
Electricity sales to final customers	298,908	-	1,897,505	-	-	-	-	30,366	-	(1,519)	2,225,260
Electricity sales to distributors	1,037,993	-	356,167	-	-	142,746	-	120,284	-	(159,161)	1,498,029
Us e of the main distribution and transmission grid (TUSD/ TUST)	-	425,338	1,595,961	-	-	-	-	-	-	(53,369)	1,967,930
Construction revenue	-	68,862	318,030	-	7,924	-	-	-	-	-	394,816
Fair value of assets from the indemnity for the concession	-	-	6,164	-	(719)	-	-	-	-	-	5,445
Telecommunications	-	-	-	161,419	-	-	-	-	-	(16,282)	145,137
Distribution of piped gas	-	-	-	-	242,504	-	-	-	-	-	242,504
Sectoral assets and liabilities result	-	-	(80,184)	-	-	-	-	-	-	-	(80,184)
Other operating revenues	18,919	6,216	71,372	19,396	-	-	-	239	-	(44,839)	71,303
OPERATING COSTS AND EXPENSES	(544,995)	(299,834)	(3,980,149)	(131,462)	(217,748)	(42,756)	(48,983)	(196,764)	(27,570)	283,156	(5,207,105)
Energy purchased for resale	(18,775)	-	(2,480,485)	-	-	(10,576)	-	(65,605)	-	160,462	(2,414,979)
Charges of the main distribution and transmission grid	(148,232)	-	(188,329)	-	-	(5,698)	(11,873)	(7,262)	-	52,204	(309,190)
Personnel and management	(86,658)	(54,644)	(379,829)	(50,328)	(15,784)	(1,769)	(1,236)	(15,869)	(19,123)	-	(625,240)
Private pension and health plans	(17,355)	(11,051)	(76,221)	(7,344)	(1,467)	(44)	(168)	(1,624)	(1,880)	-	(117,154)
Materials	(5,540)	(2,317)	(27,873)	(1,172)	(1,185)	(176)	(186)	(141)	(369)	-	(38,959)
Raw material and supplies - energy production	(12,014)	-	-	-	-	-	(1,474)	-	-	-	(13,488)
Natural gas and supplies for gas business	-	-	-	-	(169,835)	-	-	-	-	-	(169,835)
Third-party services	(42,143)	(11,027)	(170,214)	(30,385)	(11,730)	(6,191)	(20,874)	(6,888)	(7,932)	56,798	(250,586)
Depreciation and amortization	(135,807)	(2,359)	(143,243)	(18,998)	(14,296)	(14,052)	(11,964)	(25,877)	(598)	-	(367,194)
Provisions and reversals	6,730	(20,082)	(113,071)	(6,076)	(340)	-	-	(69,332)	(3,039)	7,985	(197,225)
Construction cost	-	(191,145)	(318,030)	-	(7,924)	-	-	-	-	-	(517,099)
Other operating costs and expenses	(85,201)	(7,209)	(82,854)	(17,159)	4,813	(4,250)	(1,208)	(4,166)	5,371	5,707	(186,156)
EQUITY IN EARNINGS OF SUBSIDIARIES	(90,272)	73,790	-	-	-	-	-	(58,980)	630,222	(471,762)	82,998
OPERATIONAL EXPENSES / INCOME	720,553	274,372	184,866	49,353	31,961	99,990	(48,983)	(104,855)	602,652	(463,776)	1,346,133
FINANCIAL RESULTS	(190,909)	(57,433)	(23,670)	(8,872)	2,841	(19,255)	1,987	(30,293)	(92,658)	-	(418,262)
Income tax and social contribution on profit	16,390	6,315	153,175	4,539	10,516	15,615	2,772	22,615	72,505	(5,626)	298,816
Deferred income tax and social contribution on profit	(207,299)	(63,748)	(176,845)	(13,411)	(7,675)	(34,870)	(785)	(52,908)	(165,163)	5,626	(717,078)
EARNINGS BEFORE INCOME TAXES	529,644	216,939	161,196	40,481	34,802	80,735	(46,996)	(135,148)	509,994	(463,776)	927,871
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(208,574)	(48,164)	(81,961)	(13,315)	(11,786)	(27,438)	-	(8,770)	40,388	-	(359,620)
NET INCOME	321,070	168,775	79,235	27,166	23,016	53,297	(46,996)	(143,918)	550,382	(463,776)	568,251
Attributed to controlling shareholders	321,070	168,775	79,235	27,166	11,738	37,308	(37,597)	(143,918)	550,382	-	550,382
Attributed to non-controlling interest	-	-	-	-	11,278	15,989	(9,399)	-	-	-	17,869
EBITDA	856,360	276,731	328,109	68,351	46,257	114,042	(37,019)	(78,978)	603,250	(463,776)	1,713,327
¹ Wind Farms , Copel Renováveis and Copel Comercialização

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	Geração e Transmissão
Income Statement 1H16			Distribuição	Telecom	Compagas	Elejor	UEG	Other¹	Holding	Elimin. e	Consolidated
	Generation	Transmission					Araucária			Reclassif.
NET OPERATING INCOME	1,183,760	1,321,102	3,929,433	156,461	305,839	124,739	57,105	106,611	-	(294,461)	6,890,589
Electricity sales to final customers	285,844	-	2,775,995	-	-	-	-	-	-	(2,163)	3,059,676
Electricity sales to distributors	880,136	-	290,703	-	-	124,739	57,105	106,611	-	(148,343)	1,310,951
Use of the main distribution and trans mission grid (TUSD/ TUST)	-	1,124,588	1,568,385	-	-	-	-	-	-	(47,428)	2,645,545
Construction revenue	-	192,879	366,194	-	13,372	-	-	-	-	-	572,445
Fair value of assets from the indemnity for the concession	-	-	121,733	-	662	-	-	-	-	-	122,395
Telecommunications	-	-	-	138,926	-	-	-	-	-	(14,936)	123,990
Distribution of piped gas	-	-	-	-	291,805	-	-	-	-	(41,637)	250,168
Sectoral assets and liabilities result	-	-	(1,254,487)	-	-	-	-	-	-	-	(1,254,487)
Other operating revenues	17,780	3,635	60,910	17,535	-	-	-	-	-	(39,954)	59,906
OPERATING COSTS AND EXPENSES	(583,840)	(247,361)	(4,140,610)	(111,524)	(268,615)	(49,029)	(117,681)	(61,220)	130,243	294,479	(5,155,158)
Energy purchased for resale	(36,784)	-	(2,348,021)	-	-	(17,093)	-	(71)	-	148,325	(2,253,644)
Charges of the main distribution and transmission grid	(130,485)	-	(370,154)	-	-	(4,801)	(10,677)	(7,220)	-	45,661	(477,676)
Personnel and management	(85,163)	(41,224)	(345,067)	(43,233)	(17,014)	(1,646)	(1,377)	(9,843)	(15,936)	-	(560,503)
Private pens ion and health plans	(19,997)	(9,824)	(77,680)	(9,427)	(1,306)	(44)	(146)	(2,199)	(5,405)	-	(126,028)
Materials	(6,169)	(2,360)	(32,591)	(1,042)	(804)	(157)	(232)	(105)	(184)	-	(43,644)
Raw material and supplies - energy production	(10,994)	-	-	-	-	-	(48,855)	-	-	41,637	(18,212)
Natural gas and supplies for gas business	-	-	-	-	(199,765)	-	-	-	-	-	(199,765)
Third-party services	(39,913)	(10,554)	(172,314)	(20,614)	(8,936)	(6,004)	(43,322)	(10,586)	(7,945)	53,831	(266,357)
Depreciation and amortization	(138,715)	(1,170)	(135,176)	(16,940)	(11,928)	(13,436)	(10,860)	(23,945)	(577)	-	(352,747)
Provis ions and reversals	(6,697)	(3,173)	(218,389)	(6,977)	(705)	-	-	(42)	179,147	20	(56,816)
Construction cost	-	(173,938)	(366,194)	-	(13,372)	-	-	-	-	-	(553,504)
Other operating costs and expenses	(108,923)	(5,118)	(75,024)	(13,291)	(14,785)	(5,848)	(2,212)	(7,209)	(18,857)	5,005	(246,262)
EQUITY IN EARNINGS OF SUBSIDIARIES	2,767	43,920	-	-	-	-	-	30,906	982,408	(955,292)	104,709
OPERATIONAL EXPENSES / INCOME	602,687	1,117,661	(211,177)	44,937	37,224	75,710	(60,576)	76,297	1,112,651	(955,274)	1,840,140
FINANCIAL RESULTS	(167,394)	(59,504)	177,213	(6,306)	(404)	(58,885)	17,775	(26,157)	93,549	-	(152,508)
Income tax and social contribution on profit	29,271	4,793	217,400	8,918	6,868	1,839	18,577	13,109	238,361	(1,342)	537,794
Deferred income tax and social contribution on profit	(196,665)	(64,297)	(161,920)	(15,224)	(7,934)	(60,724)	(802)	(39,266)	(144,812)	1,342	(690,302)
EARNINGS BEFORE INCOME TAXES	435,293	1,058,157	(33,964)	38,631	36,820	16,825	(42,801)	50,140	1,206,200	(955,274)	1,687,632
INCOME TAX AND SOCIAL CONTRIBUTION ON PROFIT	(144,956)	(344,675)	52,320	(12,692)	(12,839)	(5,708)	-	(6,681)	(79,734)	-	(554,965)
NET INCOME	290,337	713,482	18,356	25,939	23,981	11,117	(42,801)	43,459	1,126,465	(955,274)	1,132,667
Attributed to controlling s hareholders	290,337	713,482	(103,377)	25,939	11,893	7,782	(34,242)	43,459	1,126,465	-	1,126,465
Attributed to non-controlling interest	-	-	-	-	11,426	3,335	(8,559)	-	-	-	6,202
EBITDA	741,402	1,118,831	(76,001)	61,877	49,152	89,146	(49,716)	100,242	1,113,228	(955,274)	2,192,887
¹ Wind Farms, Copel Renováveis and Copel Participações

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date August 14, 20 17

COMPANHIA PARANAENSE DE ENERGIA – COPEL

By:	/S/ Antonio Sergio de Souza Guetter
Antonio Sergio de Souza Guetter Chief Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.